Execution Version

PURCHASE AND SALE AGREEMENT AMONG FORGE ENERGY, LLC, AS SELLER AND OASIS PETROLEUM PERMIAN LLC AS PURCHASER AND OASIS PETROLEUM INC. Executed on December 11, 2017

		Page

ARTICLE 1 PURCHASE AND SALE		1
Section 1.1	Purchase and Sale	1
Section 1.2	Assets	1
Section 1.3	Excluded Assets	3
Section 1.4	Effective Time; Proration of Costs and Revenues	4
Section 1.5	Delivery and Maintenance of Records	6

ARTICLE 2 PURCHASE PRICE		7
Section 2.1	Purchase Price	7
Section 2.2	Adjustments to Purchase Price	7
Section 2.3	Allocation of Purchase Price	9
Section 2.4	Deposit	9
Section 2.5	Contract Acreage	10

ARTICLE 3 TITLE MATTERS		11
Section 3.1	Seller's Title	11
Section 3.2	Certain Definitions	12
Section 3.3	Definition of Permitted Encumbrances	14
Section 3.4	Notice of Title Defects Defect Adjustments	17
Section 3.5	Consents to Assignment and Preferential Rights to Purchase	22
Section 3.6	Casualty or Condemnation Loss	24
Section 3.7	Limitations on Applicability	24

ARTICLE 4 ENVIRONMENTAL MATTERS		25
Section 4.1	Assessment	25
Section 4.2	NORM	26
Section 4.3	Notice of Violations of Environmental Laws	27
Section 4.4	Remedies for Violations of Environmental Laws	28
Section 4.5	Limitations	30

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLER		30
Section 5.1	Disclaimers	30
Section 5.2	Existence and Qualification	32
Section 5.3	Power	32
Section 5.4	Authorization and Enforceability	32
Section 5.5	No Conflicts	32
Section 5.6	Liability for Brokers' Fees	33
Section 5.7	Litigation	32
Section 5.8	Taxes and Assessments	33
Section 5.9	Outstanding Capital Commitments	34
Section 5.10	Compliance with Laws	34

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EXHIBITS AND SCHEDULES

Exhibit A	Leases
Exhibit A-1	Properties
Exhibit A-2	Excluded Assets
Exhibit B	Conveyance
Exhibit C	Persons with Knowledge
Exhibit D	University Lands Consents
Exhibit E	Form of TSA
Exhibit F	1060 Allocation
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Deposit Escrow Agreement
Exhibit I	Defect Escrow Agreement
Exhibit J	Indemnity Escrow Agreement
Exhibit K	Target Formation

Schedule 1.2(d)	Contracts
Schedule 1.2(e)	Surface Rights
Schedule 1.3(f)	Excluded Permits
Schedule 2.2(l)	Contract Acreage
Schedule 2.3(a)	Allocated Value
Schedule 3.2(c)(ix)	Title Defects
Schedule 3.3(e)	Contested Taxes
Schedule 3.3(f)	Contested Mechanic and Materialman Liens
Schedule 5.7	Litigation
Schedule 5.8	Taxes and Assessments
Schedule 5.9	Outstanding Capital Commitments
Schedule 5.10	Compliance With Laws
Schedule 5.11(a)	Defaults
Schedule 5.11(b)	Certain Contracts
Schedule 5.12	Payments For Production
Schedule 5.13	Imbalances
Schedule 5.14	Governmental Authorizations
Schedule 5.15	Preferential Rights & Consents to Assign
Schedule 5.18	Leases
Schedule 5.20	Environmental
Schedule 5.21	Suspense Amounts
Schedule 5.22	Payout Balances
Schedule 5.24	Well Status
Schedule 5.25	Asset Bonds
Schedule 6.13	Comment Letters
Schedule 7.5	Operation of Seller Business
Schedule 7.11	Restricted Area
Schedule 9.4(d)	Seller’s Wiring Instructions

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PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”), is executed on December 11, 2017 (the “Execution Date”), by and between Forge Energy, LLC, a Delaware limited liability company (“Seller”), and Oasis Petroleum Permian LLC, a Delaware limited liability company (“Purchaser”) and Oasis Petroleum Inc., a Delaware Corporation (“Purchaser Parent,” and together with Purchaser, the “Purchaser Parties” and each a “Purchaser Party”). Purchaser and Seller may each be referred to herein as a “Party”, and collectively as the “Parties”.
RECITALS
WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the Assets, in the manner and upon the terms and conditions hereafter set forth.
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:
ARTICLE 1
PURCHASE AND SALE
Section 1.1    Purchase and Sale. At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, assign and convey to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets. Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in Article 13 hereof.
Section 1.2    Assets. As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following, excluding, however, the Excluded Assets:
(a)    All of the oil and gas leases; oil, gas and/or mineral leases; subleases and other leaseholds; carried interests; mineral fee interests; overriding royalty interests; reversionary rights; and other similar leasehold and mineral properties and interests in Reeves, Loving, Ward and Winkler Counties, Texas, including those described in Exhibit A, subject to such depth limitations and other restrictions and limitations set forth in Exhibit A (collectively, the “Leases”), together with, subject to such limitations and restrictions, each and every kind and character of right, title, claim, and interest that Seller has in and to the Leases, the lands covered by the Leases or the lands pooled, unitized, communitized or consolidated therewith (such lands covered by the Leases or pooled, unitized, communitized or consolidated therewith being hereinafter referred to as the “Lands”);
(b)    All oil, gas, water, CO2, saltwater, disposal or injection wells (i) listed in Exhibit A-1 attached hereto (whether or not located on the Lands) or (ii) located on the

Lands, in each case, whether owned by Seller or one of its Affiliates, whether producing, shut-in, plugged or abandoned (collectively, the “Wells”);
(c)    Any pools or units which include any portion of the Lands or all or a part of any Leases or any Wells, including those pools or units shown in Exhibit A-1 (the “Units”, such Units together with the Leases, Lands and Wells, or in cases when there is no Unit, the Leases together with the Lands and Wells, being hereinafter referred to collectively as the “Properties” and individually as a “Property”), and including all interest of Seller in Hydrocarbon production from any such Unit, whether such Unit Hydrocarbon production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;
(d)    All contracts, agreements and instruments by which the Properties are bound, or to which the Properties are subject, but in each case only to the extent applicable to the Properties and not the Excluded Assets, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, pre-pooling agreements, joint venture agreements, farm-in and farmout agreements, water rights agreements, exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, and further including those agreements and instruments identified on Schedule 1.2(d) (hereinafter collectively referred to as the “Contracts”); provided that “Contracts” shall exclude (i) any master service agreements, and (ii) the instruments constituting the Leases and Surface Rights;
(e)    All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights and Governmental Authorizations appurtenant to, or used or held for use in connection with, the Properties, but in each case only to the extent applicable to the Properties and not the Excluded Assets, including those identified on Schedule 1.2(e) (hereinafter collectively referred to as the “Surface Rights”);
(f)    All equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties and used or held for use primarily in connection with the operation of the Properties, including any wells, tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities, field offices and vehicles used in the field operation of the Assets, but in each case only to the extent the foregoing are applicable to the Properties and not the Excluded Assets (the “Equipment”);
(g)    All Hydrocarbons produced from or attributable to the Properties from and after the Effective Time, and all inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks or pipelines on the Effective Time, but, other than tank bottoms and line fill, only to the extent that Seller receives an upward adjustment to the Purchase Price pursuant to Section 2.2(h) in respect of such Hydrocarbons in storage or in tanks or pipelines;

(h)    any Contract Acreage, subject to Section 2.2(l) and Section 2.5;
(i)    All Imbalances; and
(j)    Copies of all of the following records, subject to Section 1.5:  all Lease files; Land files; Well files; Contract and Surface Right files; marketing, transportation, and gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; all factual (and non-interpretive or evaluative) data and reports, pertaining to geoscience, petrophysics, engineering, operations, and regulatory matters; and files and all other books, records, data, files, maps and accounting records to the extent related to the other Assets, or used or held for use primarily in connection with the maintenance or operation thereof, but excluding the Excluded Records (such copies, collectively, and subject to such exclusion, the “Records”).
Section 1.3    Excluded Assets. Notwithstanding the foregoing, the Assets shall not include, and Seller excepts, reserves, retains and excludes from the purchase and sale contemplated hereby (collectively, the “Excluded Assets”):
(a)    the items expressly identified as “Excluded Assets” in Exhibit A-2;
(b)    all rights to any refund (whether by payment, rebate, credit, offset or otherwise) of Taxes or other costs or expenses borne by Seller or Seller’s predecessors in interest and/or title attributable to periods prior to the Effective Time, except for non-Tax refunds to the extent such amounts arise from or by their terms offset any of the Assumed Seller Obligations;
(c)    all rights, claims, indemnities, warranties, guaranties, and causes of action (including insurance claims, whether or not asserted, under policies of insurance or claims to the proceeds of insurance) that may be asserted against a Third Party and accrued during the period prior to the Effective Time, or that are attributable to (or by their terms cover) (i) liabilities retained by Seller hereunder, or (ii) actions, events or omissions prior to the Effective Time, except, in each case, to the extent such items arise from or by their terms cover Assumed Seller Obligations or are otherwise allocated to Purchaser under the other provisions of this Agreement;
(d)    all rights of Seller under Contracts attributable to periods before the Effective Time insofar as such rights relate to Seller Indemnity Obligations or other liabilities of Seller retained under this Agreement;
(e)    rights to initiate and conduct joint interest audits or other audits of Property Costs incurred before the Effective Time, and to receive costs and revenues in connection with such audits, but in each case only to the extent, and for the time period, Seller is responsible for such Property Costs under this Agreement;
(f)    Seller’s area-wide Asset Bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller’s business generally, as reflected in Schedule 1.3(f);

(g)    all trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables, and all other accounts, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code as in effect as of the Execution Date), in each case attributable to the Assets with respect to any period of time prior to the Effective Time (excluding Hydrocarbon inventories subject to Section 1.2(g) for which Seller receives an upward adjustment to the Purchase Price), as determined in accordance with GAAP, except, in each case, to the extent such items arise from or by their terms cover Assumed Seller Obligations or are otherwise allocated to Purchaser under the other provisions of this Agreement;
(h)    trademarks, patents, trade names and similar intellectual property;
(i)    Asset Bonds retained by Seller pursuant to Section 12.6;
(j)    all tools, pulling machines, warehouse stock, equipment or material located off the premises of the Properties (or only temporarily located on the premises of the Properties) and not presently required for the operation of the Seller-Operated Assets as currently operated, excluding those items for which an adjustment to the Purchase Price is made pursuant to Section 2.2(j);
(k)    all offices and office leases, and computers (including hardware, peripherals and software), phones, office supplies, furniture, hardware, fixtures, equipment and related personal effects located in such offices, to the extent the same are located off the Properties;
(l)    all Hedges;
(m)    Assets retained by Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(i)(B), 3.5, 4.4(a)(ii) or 7.7, subject to the terms of such Sections;
(n)    any contracts, agreements, instruments, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights that would otherwise be included in the definition of Contracts or Surface Rights, as applicable, to the extent transfer is (i) restricted by Consent Requirements and the necessary consents to transfer are not obtained pursuant to Section 3.5, or (ii) subject to payment of a fee or other consideration under any license agreement with a Person other than an Affiliate of Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;
(o)    the Excluded Records; and
(p)    all overriding royalty interests burdening the Properties owned by any Affiliate of Seller (the “Affiliate ORRI”).
Section 1.4    Effective Time; Proration of Costs and Revenues.
(a)    Possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and obligations of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on December 1, 2017 (the “Effective Time”), as further set forth in this Agreement.
(b)    Except to the extent accounted for in the adjustments to the Purchase Price made under Section 2.2, effective upon Closing (i) Purchaser shall be entitled to all production from or attributable to the Properties at and after the Effective Time, together with production in storage to the extent Seller receives an upward adjustment to the Purchase Price pursuant to Section 2.2(h) and tank bottoms and line fill (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits (excluding the Adjusted Purchase Price and all other consideration due to Seller hereunder) earned with respect to the Assets at or after the Effective Time, and (ii) Seller shall be entitled to all production of Hydrocarbons from or attributable to the Properties prior to the Effective Time, excluding the amounts in storage described in clause (i) (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time. “Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, as applied by Seller in the ordinary course of business consistent with past practice, subject to the last sentence of Section 1.4(c). For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.4(b), (A) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the pipeline connecting into the storage facilities into which they are transported from the lands covered by the applicable Lease, Unit or Well, or if there are no storage facilities, when they pass through the LACT meter or similar meter at the entry point into the pipelines through which they are transported from such lands and (B) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters, custody transfer meters or other gas flow or volume meters at the entry point into the pipelines through which they are transported from such lands. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings (including gas production meters or sales meters) or gauging and strapping data is not available.
(c)    As used herein, “Property Costs” means, determined without duplication, (i) all costs paid or payable to Third Parties attributable to the ownership or operation of the Assets, including prepaid costs or deposits and costs of insurance, (ii) capital expenditures paid or payable to Third Parties incurred in the ownership or operation of the Assets, (iii) with respect to Assets that are not Seller-Operated Assets, any overhead costs charged to the Assets by Third Party operators under the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument by unaffiliated Third Parties, or if none, charged to the Assets on the same basis as charged on the Execution Date and (iv) in addition to the foregoing items, with respect to Seller-Operated Assets, an aggregate Fifty Thousand Dollars ($50,000.00) per month (prorated for any partial months as applicable); provided that “Property Costs” shall exclude, without limitation, liabilities, Damages, losses, costs, and expenses to the extent attributable to (A) claims, investigations, Proceedings or litigation to the extent directly or indirectly arising out of or resulting from actual or claimed personal injury or death, property damage or violation of any Law (including private torts or non-contractual common law causes of action), (B) title claims (including claims that the Leases have terminated), (C) obligations to plug wells, dismantle facilities, close pits and restore the surface or seabed around such wells, facilities and pits, excluding costs incurred by Seller in the ordinary course of the performance of any such obligations prior to Closing, (D) obligations to cure, address or remediate any contamination of groundwater, surface water, soil or Equipment that is required under applicable Environmental Laws, (E) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, (F) gas balancing obligations and similar obligations arising from Imbalances, (G) claims for improper calculation or payment of royalties, overriding royalties or similar burdens based on the deduction of post-production costs or the use of prices received by Seller or a particular reference price, (H) obligations to pay working interests, royalties, overriding royalties or other interests held in suspense, (I) lease acquisition costs (including bonus and purchase price) of Contract Acreage, (J) Retained Seller Obligations and (K) Income Taxes, Property Taxes and Transfer Taxes. Seller shall be responsible for Property Costs attributable to the period before the Effective Time, subject to the survival period for Seller’s Retained Obligations with respect to Property Costs set forth in the last sentence of Section 11.4(b). For the purposes of calculating the adjustments to the Purchase Price under Section 2.2, right-of-way fees, insurance premiums and Property Costs (excluding delay rentals, lease bonuses, minimum royalties, option payments, lease extension payments and shut-in royalties) that are paid periodically or otherwise cover services or deliveries for a period shall be prorated based on the number of days in the applicable period falling before, or at and after, the Effective Time. Subject to the preceding sentence, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when goods are delivered, or when the work is performed.
Section 1.5    Delivery and Maintenance of Records.
(a)    Seller, at Purchaser’s cost, shall deliver the Records in Seller’s possession or control (FOB Seller’s office) to Purchaser within ten (10) Business Days following Closing. Seller may retain original Records and/or copies of any Records.
(b)    Purchaser, for a period of four (4) years following the Closing, will (i) retain the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with reasonable access to the Records during normal business hours for review and copying at Seller’s expense and (iii) within five (5) days of receipt of written notice from Seller, provide Seller, its Affiliates, and its and their officers, employees, consultants and legal counsel with access, during normal business hours, to the Records relating to any claim for indemnification made under Section 11.2 (excluding, however, (A) attorney work product and communications protected by attorney-client privilege and prepared with respect to any such claim being brought by Purchaser and (B) information subject to an applicable confidentiality restriction in favor of Third Parties) for review and copying at Seller’s expense.

ARTICLE 2
PURCHASE PRICE
Section 2.1    Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall consist of (a) Four Hundred Eighty-Three Million Four Hundred Two Thousand Four Hundred Fifty-One Dollars ($483,402,451.00) in cash (the “Cash Consideration”) and (a) Forty-Six Million (46,000,000) shares of Purchaser Parent Common Stock (the “Stock Consideration”). The Purchase Price shall be adjusted as provided in Section 2.2 and Section 9.4 (as adjusted, the “Adjusted Purchase Price”).
Section 2.2    Adjustments to Purchase Price. The Cash Consideration for the Assets shall be adjusted as follows with all such amounts (other than any Property Taxes, which shall be determined in accordance with Section 7.8(a)) being determined in accordance with GAAP and COPAS standards, as applied by Seller in the ordinary course of business consistent with past practice (with such adjustments being made so as to not give duplicative effect):
(a)    Reduced by the aggregate amount of the following proceeds received and retained by Seller: (i) proceeds earned from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs paid by Seller and not reimbursed to Seller by the purchaser of production) produced from or attributable to the Properties on or after the Effective Time and (ii) other proceeds earned with respect to the Assets on or after the Effective Time that belong to Purchaser pursuant to Section 1.4(b);
(b)    Reduced in accordance with Section 3.5 or Section 7.7, by an amount equal to the Allocated Value of those Properties (i) with respect to which preferential purchase rights have been exercised prior to Closing, or (ii) that are affected by unsatisfied and unwaived Consent Requirements or University Lands Consent;
(c)    Reduced in accordance with Section 7.7 by an amount equal to the Allocated Value of those Properties that are subject to a Proceeding prior to the Closing seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights;
(d)    (i) Subject to Section 3.4(i), and without duplication of any Title Defect Amounts taken into account under Section 2.2(l), reduced by the applicable Title Defect Amount as a result of Title Defects for which the Title Defect Amount has been finally determined or agreed pursuant to Section 3.4 and by the Allocated Value (or applicable portion thereof) of any Title Defect Property retained by Seller pursuant to Section 3.4(d)(i)(B), offset by the applicable Title Benefit Amount as a result of Title Benefits for which the Title Benefit Amount has been finally determined or agreed pursuant to Section 3.4 and (ii) subject to Section 3.4(c) and Section 3.4(h), reduced by the Defect Escrow Amount;
(e)    Reduced by the Allocated Values (or the applicable portion thereof) of any Properties excluded by Seller pursuant to Section 3.6;

(f)    Reduced by the Allocated Values (or the applicable portion thereof) of any Properties excluded by Seller pursuant to Section 4.1;
(g)    Subject to Section 4.4, and without duplication of any Environmental Defect Amounts taken into account under Section 2.2(l), reduced by (i) the applicable Environmental Defect Amount as a result of Environmental Defects for which Section 4.4(a)(i) applies and the Environmental Defect Amount has been finally determined or agreed pursuant to Section 4.4, and (ii) the Allocated Value of any Property retained by Seller pursuant to Section 4.4(a)(ii);
(h)    Increased by the amount equal to the value of all of Seller’s inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks or pipelines above the load line or above the pipeline connection, as applicable, as of the Effective Time (which value shall be computed using the applicable contract price), less any overriding royalties, royalties and similar burdens on or payable out of production (other than any Income Taxes, Property Taxes and Transfer Taxes); provided, however, that the adjustment contemplated by this paragraph shall be only made to the extent that Seller does not receive and retain the proceeds, or portion thereof, attributable to the sale of such Hydrocarbons;
(i)    Increased by the amount of all Property Costs and other costs (other than any Income Taxes, Property Taxes and Transfer Taxes) attributable to the ownership and operation of the Assets and incurred on or after the Effective Time that are paid by Seller, including pre-paid costs and deposits, except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a);
(j)    Increased by an amount equal to the value, as determined according to the COPAS 2005 Accounting Procedures, of all surplus tubular, goods and physical inventory (including water) to the extent such items are owned by Seller and included in the Assets at the Effective Time;
(k)    Decreased in accordance with Section 7.10, as applicable;
(l)    With respect to all Contract Acreage acquired by Seller during the period that commences on the Execution Date and ends on the Final Settlement Date (the “Contract Acreage Deadline”) and which purports to conform to the lands and depths set forth on Schedule 2.2(l) for such acquired Contract Acreage, increased by an amount equal to the sum of the “Allocated Values” of such Contract Acreage as set forth on Schedule 2.2(l) (but only insofar as so acquired by Seller), and in each case subject to the adjustments and terms of Section 2.5;
(m)    Increased by the amount of all Property Taxes allocated to Purchaser in accordance with Section 7.8(a) but paid or otherwise economically borne by Seller (excluding, for the avoidance of doubt, Property Taxes that were withheld or deducted from the gross amount paid or payable to Seller in connection with a transaction to which Section 2.2(a) applies, and therefore were taken into account in determining the “proceeds received” by Seller for purposes of applying Section 2.2(a) with respect to such transaction); and
(n)    Reduced by the amount of all Property Taxes allocated to Seller in accordance with Section 7.8(a) but paid or otherwise economically borne by Purchaser.
The adjustment described in Section 2.2(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Properties on or after the Effective Time, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets on or after the Effective Time, and Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made. For purposes of the determination of the Purchase Price or the Adjusted Purchase Price, as applicable, each share of Purchaser Parent Common Stock shall be valued at the Share Price (other than for purposes of Section 2.3(b)).
Section 2.3    Allocation of Purchase Price.
(a)    Purchaser and Seller have allocated the unadjusted Purchase Price among each of the Assets as set forth in Schedule 2.3(a) as adjusted to reflect adjustments to the Purchase Price in accordance with Section 2.2. The value allocated to an Asset in Schedule 2.3(a) is herein referred to as its “Allocated Value.” The Parties have accepted such Allocated Values solely for purposes of this Agreement and the transactions contemplated hereby, but Seller makes no representation or warranty as to the accuracy of such values.
(b)    Purchaser and Seller agree that the Purchase Price and any other items properly treated as consideration for U.S. federal income Tax purposes shall be allocated among the Assets in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the United States Treasury Regulations promulgated thereunder, as set forth on Exhibit F (the “1060 Allocation”). Purchaser and Seller shall update the 1060 Allocation in accordance with Section 1060 of the Code following any adjustment to the Purchase Price pursuant to this Agreement, and Purchaser and Seller shall, and shall cause their Affiliates to, report consistently with the 1060 Allocation, as adjusted, on all Tax Returns, including Internal Revenue Service Form 8594, and neither Seller nor Purchaser shall take any position on any Tax Return that is inconsistent with the 1060 Allocation, as adjusted, unless otherwise required by applicable Law; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.
Section 2.4    Deposit. On or before the first Business Day that follows the Execution Date, Purchaser, Seller and Deposit Escrow Agent have entered into the Deposit Escrow Agreement and Purchaser has paid to the Deposit Escrow Agent an earnest money deposit in an amount equal to five percent (5%) of the Purchase Price (the “Deposit”) in cash. The Deposit shall be held in an escrow account that will be administered in accordance with the Deposit Escrow Agreement. In the event the Closing occurs, the Deposit shall be applied against the Cash Consideration. The Parties agree to provide joint written instructions to the Deposit Escrow Agent to distribute or apply the Deposit, as applicable, as and when provided in this Agreement. In the event that Purchaser has not paid the Deposit to the Deposit Escrow Agent on or before the date that is the third Business Day that follows the Execution Date, Seller shall have the right, at its option, to terminate this Agreement in its entirety, and if such option is exercised, then the provisions of Section 10.2 shall apply.
Section 2.5    Contract Acreage.
(a)    If Seller acquires Contract Acreage prior to the date that is thirty (30) calendar days before Closing (the “Closing Acreage Deadline”) and delivers a written notice to Purchaser of such acquisition by such date (a “Contract Acreage Notice”), then such Contract Acreage shall be deemed to constitute a Lease or Leases and shall be included in the Assets to be assigned in the Conveyance at Closing, except as provided in in Section 2.5(c) and Section 2.5(d). Each Contract Acreage Notice shall include all ownership reports, run-sheets and other title and acquisition documentation in Seller’s possession relating to each tract of Contract Acreage.
(b)    If Seller acquires Contract Acreage after the Closing Acreage Deadline but on or prior to the Contract Acreage Deadline and delivers a Contract Acreage Notice by such date, then such Contract Acreage shall (i) be deemed to constitute a Lease or Leases and shall be included in the Assets, but (ii) not be delivered through the Conveyance at Closing, but shall be assigned, sold and purchased after Closing as provided in Section 2.5(d).
(c)    Upon receipt of any Contract Acreage Notice, Purchaser may assert Title Defects and Environmental Defects affecting the Contract Acreage subject to the Contract Acreage Notice in the same manner as provided under Article 3 and Article 4 for other Properties, mutatis mutandis, subject to the remainder of this Section 2.5(c). If the Contract Acreage is to be assigned at Closing pursuant to Section 2.5(a), then there shall be no change to the Title Claim Date and Environmental Claim Date with respect to such Contract Acreage, and the provisions of Article 3 and Article 4 shall apply in accordance with their terms with respect to the resolution of any Title Defects and Environmental Defects. If any Contract Acreage is to be assigned after Closing pursuant to Section 2.5(b) (“Post-Closing Contract Acreage”), then the Title Claim Date and Environmental Claim Date for such Post-Closing Contract Acreage shall be deemed to be the date that is the first Business Day following the date that is thirty (30) calendar days after Purchaser receives the applicable Contract Acreage Notice. With respect to Title Defects and Environmental Defects that may be asserted by Purchaser affecting Post-Closing Contract Acreage, the Parties shall have the same rights as are provided for Properties assigned at Closing to make elections under Section 3.4(d) or Section 4.4 (as applicable) and/or for Seller to make an election to attempt to cure under Section 3.4(c) (it being understood the Cure Period in such instance shall be ninety (90) days from the date the claim for the applicable Title Defect is received); provided that any such elections under any of the foregoing Sections shall be asserted in writing on or before the date that is ten (10) days after the Title Claim Date and/or Environmental Claim Date for such Post-Closing Contract Acreage. All disputes regarding asserted Title Defects or

Environmental Defects affecting Post-Closing Contract Acreage shall be submitted for resolution to a Title Arbitrator and/or Environmental Arbitrator, and the procedures of Section 3.4(h) and Section 4.4(b), as applicable, shall apply mutatis mutandis as for other Properties to be assigned at Closing.
(d)    With respect to Contract Acreage that is not assigned at Closing, all such Contract Acreage shall be assigned to Purchaser using a form of assignment substantially similar to the Conveyance (provided the effective time of the Assignment shall be the date such Contract Acreage was effectively acquired by Seller) on the date that is the later of (i) the Final Settlement Date and (ii) the settlement date provided in Section 9.4(c) in the event there are unresolved matters as of the Final Settlement Date affecting such Contract Acreage as contemplated in Section 9.4(c), subject in either case to any contrary elections by the Parties, as applicable, for Seller to retain Contract Acreage under Article 3 or Article 4. If possible for any Contract Acreage, all adjustments under Section 2.2(l), adjustments for Title Defects or Environmental Defects, and other adjustments under Section 2.2 that are applicable to such Contract Acreage shall be set forth in the Final Settlement Statement; if not possible, the terms of Section 9.4(b) and Section 9.4(c) applicable to such Contract Acreage shall apply with respect to such adjustments and the settlement thereof.
(e)    Notwithstanding anything in this Agreement to the contrary, Purchaser shall have no obligation to acquire particular Contract Acreage (and there shall be no corresponding adjustment under Section 2.2(l)) to the extent such Contract Acreage is subject to an unsatisfied Consent Requirement, or a preferential right to purchase that is triggered by the assignment of such Contract Acreage and has either been exercised or the time for its exercise has not expired and it has not been waived. To the extent Contract Acreage is subject to a consent requirement that is not a Consent Requirement, then Purchaser shall be responsible after assignment to satisfy such consent at its sole cost, risk and expense. Any University Lands Consents affecting Contract Acreage shall be exclusively resolved as provided in Section 3.5(c) to the extent the terms thereof are applicable. Seller shall be responsible for any and all bonuses, brokers’ fees and other acquisition costs to the extent related to its acquisition of any Contract Acreage.
(f)    Notwithstanding anything in this Agreement to the contrary, in no event shall Purchaser be required to acquire more than the Net Mineral Acres set forth on Schedule 2.2(l) for the applicable Contract Acreage pursuant to this Agreement unless Purchaser consents to such acquisition in writing prior to Closing, which consent may be withheld at Purchaser’s sole discretion.
ARTICLE 3
TITLE MATTERS
Section 3.1    Seller’s Title.
(a)    Without limiting the express provisions of this Agreement, this Article 3 and the Special Warranty set forth in the Conveyance (subject to Section 7.9) shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to title to the Assets. For purposes of this Article 3, any Contract Acreage shall be deemed a “Lease” or “Leases” subject to this Article 3, the number of Net Mineral Acres attributable to Contract Acreage for purposes of Defensible Title (and any Title Benefit) shall be as set forth in the applicable Contract Acreage Notice and the “Allocated Value” shall be equal to the adjustment made on account of such Contract Acreage under Section 2.2(l) (without taking into account any reductions for Title Defects or Environmental Defects), subject in all respects to Section 2.5.
(b)    The assignment, bill of sale and conveyance of the Assets to be delivered by Seller to Purchaser shall be substantially in the form of Exhibit B (the “Conveyance”).
Section 3.2    Certain Definitions.
(a)    As used in this Agreement, the term “Defensible Title” means that title of Seller that is deducible of record, which as of the Effective Time and the Closing Date, subject to and except for Permitted Encumbrances:
(i)    entitles Seller to receive a share of the Hydrocarbons produced, saved and marketed from any Lease, Unit or Well throughout the productive life thereof (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons) (a “Net Revenue Interest”) as to the Target Formation, of not less than the “net revenue interest” share shown in Exhibit A or Exhibit A-1 for such Lease, Unit or Well as to the Target Formation, except for (1) decreases resulting from reversionary interests, carried interests, horizontal or vertical severances or other matters or changes in interest, in each case, to the extent stated in Exhibit A or Exhibit A-1, (2) decreases in connection with those operations permitted under Section 7.5 in which Seller may after the Execution Date be a non-consenting party, (3) decreases resulting from the election to ratify or the establishment or amendment of pools or units on or after the Execution Date or changes in tract or production allocations, in each case to the extent permitted by Section 7.5, (4) decreases resulting from subsequent reversions after the Execution Date of interests to co-owners resulting from third party co-owner elections not to consent to an operation to the extent reflected in the after payout Net Revenue Interests reflected on Exhibit A-1, and (5) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries;
(ii)    obligates Seller to bear not greater than the “working interest” share shown in Exhibit A or Exhibit A-1 of the costs and expenses for the maintenance and development of, and operations relating to, any Lease, Unit or Well (a “Working Interest”) as to the Target Formation, except for (1) increases resulting from matters stated in Exhibit A or Exhibit A-1, (2) increases resulting from the carrying of the cost of non-participating owners or cotenants in Leases, Wells or Lands with respect to operations to the extent reflected in the Working Interests reflected on Exhibit A-1 for elections made by such owners or cotenants prior to the Execution Date, (3) increases resulting from contribution requirements with respect to defaulting or non-

participating parties under applicable operating, unit, pooling, pre-pooling or similar agreements and (4) increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest;
(iii)    is free and clear of liens and encumbrances that affect or encumber title to a Property;
(iv)    with respect to the Target Formation, entitles Seller to the number of Net Mineral Acres attributable to a Lease set forth in Exhibit A; or
(v)    is in its entirety either (A) held by production in paying quantities or (B) is subject to a primary paid-up Lease term or term under a term assignment that does not expire prior to the expiration date for such Lease set forth on Exhibit A.
As used herein, a “Subject Property” means a Lease, Unit or Well to the extent it relates to Defensible Title.
(b)    As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that (i) with respect to the Target Formation, operates to increase the Net Revenue Interest of Seller in any Subject Property above that shown in Exhibit A or Exhibit A-1, without causing a greater than proportionate increase in Seller’s Working Interest above that shown in Exhibit A or Exhibit A-1 or (ii) with respect to the Target Formation, operates to increase the Net Mineral Acres covered by a Lease owned by Seller above that shown in Exhibit A, other than, in each case, increases resulting from elections or defaults from elections or defaults by non-participating or defaulting owners or cotenants.
(c)    As used in this Agreement, the term “Title Defect” shall mean any lien, encumbrance, obligation or defect that causes Seller’s title to any Subject Property shown in Exhibit A or Exhibit A-1 to be less than Defensible Title; provided that “Title Defect” shall exclude the following:
(i)    defects based solely on a lack of information in Seller’s files or references to a document if such document is not in Seller’s files;
(ii)    defects arising out of lack of corporate or other entity authorization unless Purchaser provides affirmative evidence that the action was not authorized and could reasonably be expected to result in another Person’s superior claim of title to the relevant Subject Property;
(iii)    defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate Proceedings, unless Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Subject Property;
(iv)    defects based on a gap in Seller’s chain of title unless such gap is affirmatively shown to exist after a review of the available public and/or county or parish records and the Records, by an abstract of title, title opinion or landman’s title chain (which documents shall be included in any Title Defect Notice);
(v)    defects that have been cured by applicable Laws of limitation or prescription;
(vi)    defects arising out of a lack of survey, unless a survey is expressly required by applicable Laws;
(vii)    defects asserting that non-consent, carried or before and after-payout interests reflected on Exhibit A-1 do not transfer record leasehold title or have not been recorded in the county records, to the extent such interests have been earned by Seller in accordance with the terms of the applicable joint operating agreement;
(viii)    defects based on the failure of Seller to hold record title to (or to have received an assignment of) any Property if such Property is subject to a binding purchase and sale agreement or similar acquisition agreement and Seller reasonably expects the closing of the acquisition and assignment of such Property to Seller to occur in the ordinary course of business; provided that all obligations of Seller required for such closing and assignment have either been performed or are ministerial or administrative in nature; and
(ix)    defects disclosed on Schedule 3.2(c)(ix).
(d)    As used herein, the term “Net Mineral Acres” means, as calculated separately with respect to each Lease, (i) the number of gross acres in the land, covered by such Lease, multiplied by (ii) the lessor’s undivided percentage mineral interest in such lands, multiplied by (iii) Seller’s working interest in such Lease. In the event the interest of Seller varies by tract or depth, there shall be a separate calculation made on a tract-by-tract or depth basis to determine the total Net Mineral Acres covered by a Lease.
Section 3.3    Definition of Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means any or all of the following:
(a)    royalties, nonparticipating royalty interests, net profits interests and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, (i) reduce Seller’s Net Revenue Interest below that shown in Exhibit A or Exhibit A-1 or increase Seller’s Working Interest above that shown in Exhibit A or Exhibit A-1 without a corresponding increase in the Net Revenue Interest, in each case as to the Target Formation, or (ii) reduce the number of Net Mineral Acres covered by a Lease below the amount set forth in Exhibit A as to the Target Formation;
(b)    the terms and provisions of all Leases (including “Pugh” clauses or similar severance provisions that cause or have caused portions of Leases to be terminated), assignments and conveyances in the chain of title to the Leases, Contracts, Surface Rights, unit agreements, pooling agreements or orders, pre-pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements, covenants and instruments applicable to or binding on the Assets, to the extent that they do not, individually or in the aggregate: (i) reduce Seller’s Net Revenue Interest below that shown in Exhibit A or Exhibit A-1 or increase Seller’s Working Interest above that shown in Exhibit A or Exhibit A-1 without a corresponding increase in the Net Revenue Interest, in each case as to the Target Formation, (ii) reduce the number of Net Mineral Acres covered by a Lease below the amount set forth in Exhibit A as to the Target Formation, (iii) reduce the paid-up primary term for Lease to a date earlier than the expiration date for such Lease set forth on Exhibit A or (iv) materially interfere with the ownership and operation of the Assets subject thereto or affected thereby as currently owned and operated or with respect to reasonable future development;
(c)    subject to compliance with Sections 3.5 and 7.7, Third Party consent requirements and preferential rights to purchase the Assets applicable to this or a future transaction involving the Assets;
(d)    Third Party consent requirements and similar restrictions with respect to which waivers or consents are obtained by Seller from the appropriate Persons on or prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;
(e)    liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions, such contested actions being reflected in Schedule 3.3(e);
(f)    materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar or inchoate liens or charges arising in the ordinary course of business under Leases, Contracts, Surface Rights or Law for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions, such contested actions being reflected in Schedule 3.3(f);
(g)    all rights to consent, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if they are not required prior to the sale or conveyance and are of a type customarily obtained after Closing;
(h)    to the extent not triggered, rights of reassignment normally arising upon final intention to abandon or release all or any part of the Assets;
(i)    easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not, individually or in the aggregate: (A) reduce Seller’s Net Revenue Interest below that shown in Exhibit A or Exhibit A-1 or increase Seller’s Working Interest above that shown in Exhibit A or Exhibit A-1 without a corresponding increase in Net Revenue Interest, in each case as to the Target Formation, (B) reduce the number of Net Mineral Acres covered by a Lease below the amount set forth in Exhibit A as to the Target Formation or (C) materially interfere with the ownership and operation of the Assets subject thereto or affected thereby as currently owned and operated or with respect to reasonable future development;
(j)    calls on Hydrocarbon production under existing Contracts to the extent set forth on Schedule 5.11(b);
(k)    all rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner and all obligations and duties under all applicable Laws, rules and orders of any such Governmental Body or under any Governmental Authorization, franchise, grant, license or permit issued by any such Governmental Body; provided, for the avoidance of doubt, this provision does not refer to rights of a Governmental Body in its role as mineral owner or lessor;
(l)    any encumbrance on or affecting the Assets which is discharged by Seller at or prior to Closing;
(m)    any prior oil and gas lease, or lien or encumbrance, that has not been made subject to a recorded release or surrender, but for which the terms of such instrument provide that such instrument has expired or terminated, unless Purchaser provides affirmative evidence that such instrument is still in effect and could reasonably be expected to provide another Person superior title;
(n)    any matters expressly set forth in Exhibit A or Exhibit A-1;
(o)    any maintenance of uniform interest provision in an operating agreement or similar agreement if waived by the parties having the right to enforce such provision or if the violation of such provision would not unwind or void the sale of the affected Asset hereunder and would not, individually or in the aggregate: (i) reduce Seller’s Net Revenue Interest below that shown in Exhibit A or Exhibit A-1 or increase Seller’s Working Interest above that shown in Exhibit A or Exhibit A-1 without a corresponding increase in the Net Revenue Interest, in each case as to the Target Formation, (ii) reduce the number of Net Mineral Acres covered by a Lease below the amount set forth in Exhibit A as to the Target Formation, or (iii) reduce the paid-up primary term for Lease to a date earlier than the expiration date for such Lease set forth on Exhibit A;
(p)    Imbalances associated with the Assets; and
(q)    any liens, charges, encumbrances, defects or irregularities in the ordinary course of business consisting of minor defects and irregularities in title or of record or other restrictions (whether created by or arising out of joint operating agreements, farm-out agreements, leases and assignments, contracts for purchases of Hydrocarbons or similar Contracts or Surface Rights, or otherwise in the ordinary course of business), in each case, that do not result in another party’s competing claim of title and that are of a nature customarily accepted by prudent purchasers of oil and gas properties and do not, individually or in the aggregate, (i) reduce Seller’s Net Revenue Interest below that shown in Exhibit A or Exhibit A-1 or increase Seller’s Working Interest above that shown in Exhibit A or Exhibit A-1 without a corresponding increase in Net Revenue Interest, in each case as to the Target

Formation, (ii) reduce the number of Net Mineral Acres covered by a Lease below the amount set forth in Exhibit A as to the Target Formation, (iii) reduce the paid-up primary term for Lease to a date earlier than the expiration date for such Lease set forth on Exhibit A or (iv) materially interfere with the ownership and operation of the Assets subject thereto or affected thereby as currently owned and operated or with respect to reasonable future development.
Section 3.4    Notice of Title Defects Defect Adjustments.
(a)    Title Defects. To assert a Title Defect (other than a special warranty claim pursuant to the Conveyance), Purchaser must deliver claim notices to Seller (each a “Title Defect Notice”) on or before the day that is seven (7) Business Days before the Scheduled Closing Date (the “Title Claim Date”), except as otherwise provided under Sections 3.5 or 3.6. Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Subject Property (or portion thereof) affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Values of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Title Defect(s) and (v) Purchaser’s reasonable estimate of the Title Defect Amount and the computations upon which Purchaser’s estimate is based. Purchaser shall be deemed to have waived for all purposes under this Article 3 all Title Defects that were not included in a Title Defect Notice delivered to Seller on or before the Title Claim Date. The failure of a Title Defect Notice to contain the items in Sections 3.4(a)(i) through (v) shall not render such notice void and ineffective if it materially complies with the provisions hereof.
(b)    Title Benefits. Seller shall have the right, but not the obligation, to deliver to Purchaser with respect to each Title Benefit a written notice (a “Title Benefit Notice”) asserting such Title Benefit on or before the Title Claim Date. Each Title Benefit Notice shall include (i) a description of the Title Benefit(s), (ii) the Subject Property affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Values of the Title Benefit Property, (iv) supporting documents reasonably necessary for Purchaser to verify the existence of the alleged Title Benefit(s) and (v) Seller’s estimate of the Title Benefit Amount, and the computations upon which Seller’s estimate is based. Seller shall be deemed to have waived for all purposes hereunder all Title Benefits that were not included in a Title Benefit Notice delivered to Purchaser on or before the Title Claim Date. The failure of a Title Benefit Notice to contain the items in Sections 3.4(b)(i) through (v) shall not render such notice void and ineffective if it materially complies with the provisions hereof.
(c)    Cure Right. Seller shall have the right, but not the obligation, upon delivering written notice to Purchaser, to attempt, at its sole cost, to cure or remove any Title Defects of which it has been advised by Purchaser in a valid Title Defect Notice on or before the expiration of ninety (90) days counted from and after the Title Claim Date (the “Cure Period”), unless the Parties otherwise agree. At Closing, (i) the Purchase Price shall be reduced by the Title Defect Amounts and the Environmental Defect Amounts asserted by Purchaser and (ii) the portion of such Title Defect Amounts attributable to Title Defects Seller has elected to cure or disputed and the portion of such Environmental Defect Amounts attributable to Environmental Defects Seller has disputed, in each case by providing notice to Purchaser at least two (2) days prior to Closing, shall be deposited by Purchaser in an escrow account with the Defect Escrow Agent at Closing (the “Defect Escrow Amount”). If at the end of the Cure Period (i) the Title Defect is not cured as agreed by Seller and Purchaser or (ii) if Seller and Purchaser cannot agree, and it is determined by the Title Arbitrator that such Title Defect is not cured at the end of the Cure Period, then in either case Seller shall elect one of the options set forth in Section 3.4(d)(i) for such Title Defect, if applicable, in which event the Purchase Price adjustment required in connection with the selected option under this Article 3 shall be made in the Final Settlement Statement and without duplication of the foregoing, the applicable portion of the Defect Escrow Amount will be released to Purchaser. If at the end of the Cure Period the Title Defect is cured as agreed by Seller and Purchaser or if Seller and Purchaser cannot agree, and it is determined by the Title Arbitrator that such Title Defect is cured as of the end of the Cure Period, then the applicable portion of the Defect Escrow Amount will be released to Seller. Notwithstanding the foregoing, in the event the resolution of any Title Defect for a Title Defect Property does not occur until after the Final Settlement Date, then all adjustments (taking into account the release of the Defect Escrow Amount) shall be made contemporaneous with any assignment (if applicable) and in accordance with the applicable terms of Section 9.4(b) and Section 9.4(c). The Parties agree to provide joint written instructions to the Defect Escrow Agent to distribute the Defect Escrow Amount as and when provided in this Agreement. No action of Seller in electing or attempting to cure a Title Defect shall constitute a waiver of Seller’s right to dispute the existence, nature or value of, or cost to cure, the Title Defect. In addition to the foregoing, subject to Section 3.4(i), if (A) a Title Defect is caused by a deficiency in Seller’s Net Revenue Interest below the interest stated on Exhibit A or Exhibit A-1 for such Title Defect Property and (B) an Affiliate of Seller holds an Affiliate ORRI on such Title Defect Property, then, at Purchaser’s request, Seller shall cause its Affiliate to convey to Purchaser all or the applicable portion of an Affiliate ORRI to the extent necessary to cure such Title Defect.
(d)    Remedies for Title Defects.
(i)    In the event that any Title Defect asserted by Purchaser in accordance with Section 3.4(a) is not waived by Purchaser or cured before the expiration of the Cure Period, then the following remedies shall apply to such Title Defect:
(A)    reduce the Purchase Price by the Title Defect Amount determined pursuant to Section 3.4(f) or 3.4(h);
(B)    if the Title Defect Amount determined pursuant to Section 3.4(f) or 3.4(h) equals at least fifty percent (50%) of the Allocated Value of such Title Defect Property, Seller may elect to retain the Title Defect Property, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property; or
(C)    if applicable, terminate this Agreement pursuant to Article 10.

(ii)    Unless Section 3.4(d)(i)(B) applies, each Title Defect Property will be conveyed to Purchaser at Closing.
(e)    Remedies for Title Benefits. In the event that any Title Benefit asserted by Seller in accordance with Section 3.4(b) is not waived by Seller, then:
(i)    to the extent Purchaser and Seller agree on the Title Benefit Amount as calculated pursuant to Section 3.4(g), any final downward adjustments to the Purchase Price as a result of Title Defects shall be offset by such Title Benefit Amount; and
(ii)    to the extent there is no agreement under Section 3.4(e)(i) on or before the Closing Date, the disagreement between Seller and Purchaser regarding the Title Benefit Property or the Title Benefit Amount, as applicable, shall be submitted to arbitration in accordance with Section 3.4(h), and any determined Title Benefit Amount shall be used only to offset any final downward adjustments to the Purchase Price as a result of Title Defects.
(f)    The “Title Defect Amount” resulting from a Title Defect shall be determined as follows without duplication of amounts:
(i)    if Purchaser and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;
(ii)    if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;
(iii)    if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated in Exhibit A or Exhibit A-1 (and there is a proportionate reduction in the Working Interest for such Title Defect Property), then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the actual amount of the decrease in Net Revenue Interest from that stated in Exhibit A or Exhibit A-1 and the denominator of which is the Net Revenue Interest stated in Exhibit A or Exhibit A-1; provided, however, that if the Title Defect does not affect the Title Defect Property throughout its entire life, the Title Defect Amount shall be reduced to take into account the applicable time period only; provided, further, that if the Net Revenue Interest for any Title Defect Property is less than seventy-two percent (72%) (proportionately reduced, if applicable), then the Title Defect Amount shall be one hundred percent (100%) of the Allocated Value of such Title Defect Property;
(iv)    if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (i), (ii), or (iii) above or (vi) below, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation;
(v)    if the Title Defect represents (A) a discrepancy between (1) the Net Revenue Interest for any Title Defect Property and (2) the Net Revenue Interest stated in Exhibit A or Exhibit A-1, and/or (B) an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property, then the Title Defect Amount shall be determined by applying subsections (ii), (iii) and (iv) to such Title Defect; provided, that there shall be no duplication of Title Defect Amounts affecting a Title Defect Property;
(vi)    if the Title Defect represent a discrepancy between (A) the number of Net Mineral Acres for any Title Defect Property and (B) the number of Net Mineral Acres stated in Exhibit A, then the Title Defect Amount shall be calculated by multiplying the difference in Net Mineral Acres by the price per Net Mineral Acre for such Title Defect Property, as set out on the Allocated Value for such Title Defect Property; and
(vii)    notwithstanding anything to the contrary in this Article 3, except for defects described in Section 3.4(f)(ii), the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.
(g)    The “Title Benefit Amount” resulting from a Title Benefit shall be the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the actual amount of the increase in Net Revenue Interest from that stated in Exhibit A or Exhibit A-1 and the denominator of which is the Net Revenue Interest stated in Exhibit A or Exhibit A-1; provided, however, that (i) if the Title Benefit does not affect the applicable Title Benefit Property throughout its entire life, the Title Benefit Amount shall be reduced to take into account the applicable time period only and (ii) in no event shall there be any adjustment or other remedy for any individual Title Benefit for which the Title Benefit Amount does not exceed an amount equal to the Individual Defect Threshold.
(h)    With respect to Title Defect Notices and Title Benefit Notices provided and received on or before the Title Claim Date, Seller and Purchaser shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts on or before the Closing Date, subject to Seller’s rights under Section 3.4(d)(i)(B) and Section 3.4(d)(i)(C). If Seller and Purchaser are unable to agree by Closing, then subject to Seller’s rights under Section 3.4(d)(i)(B) and Section 3.4(d)(i)(C), the Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h). Likewise, if by the end of the Cure Period, Seller and Purchaser have been unable to agree upon whether such Title Defect has been cured, or Seller has failed to cure any Title Defects which Seller provided notice that Seller would attempt to cure and Seller and Purchaser have been unable to agree on the Title

Defect Amounts for such Title Defects, then the cure and/or Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Texas as selected by mutual agreement of Purchaser and Seller within fifteen (15) days after the end of the Cure Period (or such other time as mutually agreed). Absent such agreement on the selection of the arbitrator, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association (the “Title Arbitrator”). The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates or have any financial interest in the dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Section 3.4 and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested Third Parties in advising the arbitrator, including petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts, as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of the costs and expenses of the Title Arbitrator. Within five (5) Business Days after the Title Arbitrator has made a determination, Seller at its option may, notwithstanding such determination, elect the option set forth in Section 3.4(d)(i)(B), if applicable, with respect to any Title Defect Property subject to such determination, which shall become an Excluded Asset hereunder (and reassigned to Seller using a form of assignment substantially similar to the Conveyance, mutatis mutandis, if previously assigned to Purchaser), and the Purchase Price shall be adjusted as provided in Section 2.2 as if such Title Defect Property were excluded at Closing. The determination of the Title Arbitrator (and any subsequent exclusion election by Seller) shall be taken into account in the Final Settlement Statement; provided that if such determination occurs after the Final Settlement Date, then the terms of Section 9.4(b) and Section 9.4(c) shall apply to all adjustments and payments pertaining to the Title Defect Property subject thereto to the extent applicable and, in each case, the applicable portion of the Defect Escrow Amount shall be released to the Party entitled to such amount.
(i)    Notwithstanding anything herein to the contrary, (A) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Title Defect for which the Title Defect Amount does not exceed Seventy-Five Thousand Dollars ($75,000) (the “Individual Defect Threshold”); and (B) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for Title Defects unless the aggregate amount of all Title Defect Amounts for Title Defects covered by Section 3.4(d)(i) that exceed the Individual Defect Threshold (minus the amount of any Title Benefit Amounts), exceeds a deductible in an amount equal to one and one-half percent (1.5%) of the Purchase Price (the “Title Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Article 3 with respect to all Title Defects in excess of the Title Defect Deductible, subject to the Individual Defect Threshold. The provisions of this Section 3.4(i) shall not apply to Title Defects relating to consent to assignment and preferential rights to purchase which shall be handled or treated under Section 3.5 and Section 7.7. The Allocated Value of any Subject Property retained by Seller in accordance with Section 3.4(d)(i)(B) may not be used in meeting the Title Defect Deductible.
Section 3.5    Consents to Assignment and Preferential Rights to Purchase. Seller shall promptly, but in no event later than ten (10) days after the Execution Date, prepare and send (i) notices to the Third Party holders (excluding, other than University Lands Consents, Governmental Bodies, which are addressed elsewhere in this Agreement) of any consents to assignment of any Assets requesting applicable consents, including University Lands Consents subject to Section 3.5(c), and (ii) notices to the holders of any applicable preferential rights to purchase any Asset requesting waivers of such preferential rights to purchase, in each case that would be triggered by the purchase and sale contemplated by this Agreement, and of which Seller has knowledge as set forth on Schedule 5.15 (such consents and preferential rights, “Known Preferential Rights and Consents”). The consideration payable under this Agreement for any particular Assets for purposes of preferential purchase right notices shall be the Allocated Value for such Assets (proportionately reduced if an Asset is only partially affected). Purchaser shall cooperate with Seller in seeking to satisfy or obtain waivers of, as applicable, such Known Preferential Rights and Consents; provided that Purchaser shall not be obligated to incur any out of pocket expense or agree to any other liability or obligation (other than an assumption of the existing obligations set forth in the applicable instruments governing the Assets). Notwithstanding anything contained herein to the contrary, Seller shall have no liability for failure to satisfy and/or obtain waivers of, Known Preferential Rights and Consents; provided that Seller has complied with this Section 3.5.
(a)    Consents. Seller shall notify Purchaser prior to Closing of all Known Preferential Rights and Consents that have not been waived or granted, as applicable, or that have been exercised in the case of preferential rights to purchase, and the Assets to which they pertain. In no event shall there be included in the Conveyance at Closing any Asset subject to an unsatisfied consent requirement that would be triggered by the purchase and sale of Assets contemplated by this Agreement and provides that the transfer of such Asset without consent will result in (i) a termination or other material impairment of the owner’s existing rights in relation to such Asset or the assignment thereof, or (ii) the payment of liquidated damages absent the consent (such consent requirement, a “Consent Requirement”); provided that any consent requirement that by its terms may not be unreasonably withheld shall not be considered a Consent Requirement, except to the extent the consent is expressly denied in writing or any assignment of such interest without consent would result in the termination of the owner’s existing rights in relation to such Asset or the assignment thereof. In cases where the Asset subject to a Consent Requirement is a Contract and Purchaser is assigned the Properties to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived Consent Requirement, Seller shall continue after Closing to use commercially reasonable efforts to obtain the applicable consent so that Seller’s right, title and interest in such Contract can be transferred to Purchaser upon the receipt of such consent. In cases where the Asset subject to a Consent Requirement is a

Property and the Third Party consent to the sale and transfer of such Property is not obtained on or prior to the Closing Date, Purchaser may elect to treat the unsatisfied Consent Requirement as a Title Defect by giving Seller notice thereof in accordance with Section 3.4(a), except that such notice may be given on or prior to the Closing Date; provided, however, the Title Defect Amount for such Property may not be used in meeting the Title Defect Deductible, and Seller may elect to cure such unsatisfied Consent Requirement under Section 3.4(c), in which event the provisions of Section 3.4(c) shall apply, provided further that the affected Asset shall be excluded from the Assets for purposes of the Closing until the Consent Requirement is waived or satisfied (unless otherwise agreed by Seller and Purchaser). In cases where an Asset is subject to a Third Party consent requirement that is not a Consent Requirement, the Asset shall be included in the Assets at the Closing (unless excluded pursuant to the other provisions of this Agreement) and Purchaser shall be responsible after the Closing for satisfying such consent requirement at its sole cost, risk and expense, to the extent the applicable consent was not obtained or waived on or prior to the Closing. If an unsatisfied Consent Requirement for which a Purchase Price adjustment is made at the Closing is subsequently satisfied prior to the date of the final determination of the Final Settlement Statement (the “Final Settlement Date”), Seller shall receive an additional upward adjustment to the Purchase Price in the Final Settlement Statement equal to the amount of the previous reduction in the Purchase Price on account of the Consent Requirement and the provisions of this Section 3.5 shall no longer apply except for the assignment made under the next sentence. Within five (5) Business Days of the Final Settlement Date, whether by agreement between Seller and Purchaser or the determination of an Independent Expert under Section 9.4(b) (or both), Seller shall assign to Purchaser using substantially the same form as the Conveyance, to the extent previously unassigned, each Property subject to an aforementioned Consent Requirement that was subsequently satisfied after the Closing but prior to the Final Settlement Date and, to the extent not previously included in the adjustments to the Purchase Price at Closing, the Parties shall account to one another under Section 2.2 and Section 2.3 in the Final Settlement Statement in a manner consistent with the foregoing. Notwithstanding the foregoing or any provision of this Agreement to the contrary, the terms of this Section 3.5(a) shall not apply to any University Lands Consents.
(b)    Exercised Preferential Rights to Purchase. If any preferential right to purchase any Property that would be triggered by the purchase and sale of Assets contemplated by this Agreement is exercised prior to the Closing, such Property transferred to the exercising Third Party as a result of the exercise of such preferential right shall be excluded from the Assets for all purposes hereunder, and the Purchase Price shall be reduced under Section 2.2(b) by the Allocated Value for such Property (proportionately reduced if the preferential right affects only a portion of such Property). Seller shall retain the consideration paid by the Third Party pursuant to the exercise of such preferential right; provided, however, that an adjustment made under this Section 3.5(b) for such Property may not be used in meeting the Individual Defect Threshold or the Title Defect Deductible. If any preferential right to purchase any Asset is not exercised and does not expire prior to Closing, then the terms of Section 7.7 shall apply to such right.

(c)    University Lands Consents. From and after the Execution Date until the Closing, Seller shall use its reasonable best efforts to cause the University Lands Consents and University Lands Agreement to be obtained without material conditions other than the payment of any fee, which shall be borne by Seller and Purchaser in equal fifty percent (50%) parts pursuant to this Section 3.5(c). From and after the Execution Date until the Closing, Purchaser shall cooperate with Seller and use all commercially reasonable efforts (without any obligation to agree to any liability or other material accommodation) to assist Seller in seeking to obtain the University Lands Agreement and to satisfy or obtain waivers of the University Lands Consents, and Purchaser shall have the right to attend all meetings between Seller and University Lands and participate in all negotiations with Seller and University Lands with respect to the University Lands Agreement and the University Lands Consents, at Purchaser’s sole cost and expense. The Parties will provide each other with copies of all correspondence, communications and information between them or any of their representatives on the one hand, and the Governmental Body party to any University Lands Consent or the University Lands Agreement on the other hand, with respect to any University Lands Consents or the University Lands Agreement. If the satisfaction or waiver of a University Lands Consent or the University Lands Agreement requires the payment of cash consideration, Seller and Purchaser shall each be responsible for and shall pay fifty percent (50%) of such consideration in full, and no adjustment shall be made to the Purchase Price to account for the payment of such consideration. Seller shall notify Purchaser at or prior to Closing of all University Lands Consents that have not been waived or granted, as applicable, and the Assets to which they pertain.
Section 3.6    Casualty or Condemnation Loss. Subject to the provisions of Sections 8.1(e) and 8.2(e), if, after the Execution Date but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain (such portion of Assets, the “Casualty Assets”), and the loss as a result of such individual casualty or taking exceeds One Hundred Thousand Dollars ($100,000), Seller shall elect by written notice to Purchaser prior to the Closing either (a) to cause the Casualty Assets to be repaired or restored prior to Closing to at least its condition prior to the applicable casualty, at Seller’s sole cost (without an adjustment to the Purchase Price pursuant to Section 2.2 or otherwise), as promptly as reasonably practicable (which work may extend after the Closing Date), (b) unless such casualty or taking is waived by Purchaser, to exclude the Casualty Assets from the Assets and reduce the Purchase Price by the Allocated Values of the Casualty Assets or (c) to include the Casualty Assets in the Assets delivered at Closing (unless excluded pursuant to the other provisions of this Agreement) and assign to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest in and to all rights of insurance and other claims against Third Parties that arise from or by their terms cover the applicable casualty or taking. If Seller makes an election under (a) or (b) of the preceding sentence, Seller shall retain all of the aforementioned rights to insurance and other claims against Third Parties with respect to the applicable casualty or taking except to the extent the Parties otherwise agree in writing.
Section 3.7    Limitations on Applicability. THE RIGHTS OF PURCHASER UNDER SECTION 3.4(A) SHALL TERMINATE AS OF THE TITLE CLAIM DATE AND BE OF NO FURTHER FORCE AND EFFECT THEREAFTER, PROVIDED THERE SHALL BE NO TERMINATION OF PURCHASER’S OR SELLER’S RIGHTS UNDER SECTION 3.4 WITH RESPECT TO ANY BONA FIDE TITLE DEFECT PROPERLY REPORTED IN A TITLE DEFECT

NOTICE OR BONA FIDE TITLE BENEFIT PROPERLY REPORTED IN A TITLE BENEFIT NOTICE ON OR BEFORE THE TITLE CLAIM DATE. EXCEPT AS PROVIDED IN THIS ARTICLE 3, FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9) AND AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, PURCHASER, ON BEHALF OF ITSELF AND THE PURCHASER INDEMNITEES, RELEASES, REMISES AND FOREVER DISCHARGES THE SELLER INDEMNITEES FROM ANY AND ALL DAMAGES, SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER OR ANY PURCHASER INDEMNITEE MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF, ANY TITLE DEFECT OR OTHER LIEN, ENCUMBRANCE, COVENANT, OBLIGATION, OR DEFICIENCY AFFECTING TITLE TO ANY ASSET.
ARTICLE 4
ENVIRONMENTAL MATTERS
Section 4.1    Assessment. From and after the Execution Date and up to and including the Environmental Claim Date (or upon the earlier termination of this Agreement) but subject to (a) applicable Laws, (b) the limitations set forth herein and in Section 7.1 and Section 7.6, and (c) obtaining all required consents of Third Parties, including Third Party operators of any Assets (which consents Seller shall use its commercially reasonable efforts to obtain but Seller shall not be required to pay any consideration therefor), Purchaser may, at its option, cause a Phase I environmental assessment of all or any portion of the Assets to be conducted by a reputable environmental consulting or engineering firm approved in advance in writing by Seller and Purchaser (the “Environmental Consultant”) or such Environmental Consultant or Purchaser may conduct visual inspections, record reviews, and interviews relating to the Properties, including their condition and their compliance with Environmental Laws (the “Assessment”). The Assessment shall be conducted at the sole risk, cost and expense of Purchaser, and all of Purchaser’s and the Environmental Consultant’s activity conducted under this Section 4.1 and Section 7.1 shall be subject to the indemnity provisions of Section 7.6. Purchaser’s right of access shall not, without the prior written consent of Seller, entitle Purchaser to operate equipment or conduct any sampling, boring, testing, sampling or other invasive activities (“Invasive Activities”) without the consent of Seller or any Third Party operator, as applicable, which Seller and Third Party operator may refuse in their sole discretion. In the event that Purchaser (A) desires to conduct a Phase I environmental assessment on any Asset that is operated by Seller or an Affiliate of Seller but Seller fails to provide the necessary consent for Purchaser or its representatives, including the Environmental Consultant, to access such Asset and conduct such Assessment prior to the Environmental Claim Date or (B) Purchaser reasonably requests to conduct Invasive Activities with respect to an Asset and such Invasive Activities are denied such that no Invasive Activities are allowed to be conducted with respect to such Asset, then, in each case, by written notice to Seller on or before the Environmental Claim Date, Purchaser may elect to exclude such Asset from the transactions contemplated by this Agreement and reduce the Purchase Price by an amount equal to the Allocated Value of such Assets (and such Assets shall thereafter be Excluded Assets for all purposes under this Agreement). For clarity, a request to conduct Invasive Activities shall not be deemed reasonable unless there is a documented report by the Environmental Consultant that discloses in writing the reasonable likelihood of subsurface contamination and recommends the specific or approximately same Invasive Activity as requested. Seller has the right to be present during the Assessment. Purchaser shall coordinate its Assessment with Seller to minimize any inconvenience to or interruption of the conduct of business by Seller. Purchaser, the Environmental Consultant, and their respective agents, employees and representatives shall abide by Seller’s, and any Third Party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets including the Assessment. Upon Seller’s request, Purchaser agrees to promptly provide, but not later than the Environmental Claim Date, copies of all final Phase I environmental assessment reports (or final reports prepared based on its visual inspections, record reviews and interviews) prepared or compiled by the Environmental Consultant in connection with the Assessment. Seller shall not be deemed by its receipt of said reports or otherwise to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or the accuracy of said documents or the information contained therein. During all periods that Purchaser, the Environmental Consultant, or any of their respective agents, employees or representatives are on the Assets, Purchaser shall maintain, at its sole expense and with reputable insurers, such insurance as is reasonably sufficient to support Purchaser’s indemnity obligations under Section 7.6. All information (including all reports, results and documentation containing such information) acquired by Purchaser, the Environmental Consultant, or their respective agents, employees or representatives, in conducting the Assessment under this Section shall be subject to the Confidentiality Agreement.
Section 4.2    NORM. Purchaser acknowledges the following:
(a)    The Assets have been used for exploration, development, production, processing and/or gathering of oil and gas and that there may be petroleum, produced water, wastes, or other materials located on or under the Properties or associated with the Assets.
(b)    Equipment and sites included in the Assets may contain asbestos, Hazardous Materials, or NORM.
(c)    NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.
(d)    The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or Hazardous Materials.
(e)    NORM containing material and other wastes or Hazardous Materials may have come in contact with the soil.
(f)    Special procedures may be required for the remediation, removal, transportation, or disposal of soil, wastes, asbestos, Hazardous Materials, and NORM from the Assets.

Section 4.3    Notice of Violations of Environmental Laws.
(a)    Purchaser shall deliver claim notices to Seller in writing (an “Environmental Defect Notice”), on or before the day that is seven (7) Business Days before the Scheduled Closing Date (the “Environmental Claim Date”), of each individual matter that (a) causes any Asset (or Seller with respect to any Asset) or the operation thereof to be in violation of any Environmental Law or any Environmental Permit, or (b) that requires, if known, or will require, once sufficiently discovered, reporting to a Governmental Body, investigation, monitoring, removal, cleanup, remediation, restoration or correction under Environmental Laws, in each case of (a) and (b) that would result in the Environmental Defect Amount exceeding One Hundred Thousand Dollars ($100,000) (the “Individual Environmental Threshold”) (either of (a) or (b), an “Environmental Defect”). The Environmental Defect Notice shall provide (i) a reasonably detailed description of the specific matter constituting the alleged Environmental Defect (including, if applicable, the Environmental Law violated, or giving rise to, such Environmental Defect); (ii) to the extent known by Purchaser, the Assets affected; (iii) Purchaser’s reasonable estimate of the Environmental Defect Amount; and (iv) supporting documents reasonably necessary to provide notice to Seller of the existence of the alleged Environmental Defect. The failure of an Environmental Defect Notice to contain, in all material respects, the items as set forth in clauses (i) through (iv) of the prior sentence shall render such notice ineffective; provided, however, such Environmental Defect Notice shall not be rendered ineffective in the event that it is subsequently determined that the Environmental Defect Amount estimated by Purchaser in clause (iii) is not the Lowest Cost Response applicable to such Environmental Defect being described. As used herein, the “Environmental Defect Amount” means an amount equal to the cost of the Lowest Cost Response applicable to an Environmental Defect.
(b)    For purposes of this Article 4, any Contract Acreage shall be deemed a “Lease” or “Leases” subject to this Article 4, and the “Allocated Value” shall be equal to the adjustment made on account of such Contract Acreage under Section 2.2(l) (without taking into account any reductions for Title Defects or Environmental Defects), subject in all respects to Section 2.5.
Section 4.4    Remedies for Violations of Environmental Laws.
(a)    With respect to an Environmental Defect for which the Environmental Defect Amount exceeds the Individual Environmental Threshold, then subject to Seller’s continuing right to contest an Environmental Defect or Environmental Defect Amount under Section 4.4(b), Seller shall, by providing written notice to Purchaser, elect one of the following options on or prior to Closing and/or at the time specified below:
(i)    reduce the Purchase Price by the Environmental Defect Amount;
(ii)    in the event the Environmental Defect Amount equals or exceeds seventy-five percent (75%) of the Allocated Value of the Assets that are subject to (or alleged to be subject to) the Environmental Defect, retain such Assets, in which event the Purchase Price shall be reduced by an amount equal to the sum of the Allocated Values of such Assets (determined without duplication);
(iii)    perform or cause to be performed prior to the Closing, at the sole cost and expense of Seller, such remedial or curative operations as are contemplated by the Lowest Cost Response to address the alleged Environmental Defect; or
(iv)    if applicable, terminate this Agreement pursuant to Article 10.
If Seller elects the option set forth in Section 4.4(a)(i), then Purchaser shall be deemed to have assumed responsibility for all costs and expenses attributable to the remediation of the applicable Environmental Defect and all Damages with respect thereto. Notwithstanding the foregoing, Purchaser shall be entitled to elect either of the remedies in Section 4.4(a)(ii) or Section 4.4(a)(iv), if applicable.
(b)    Seller and Purchaser shall attempt to agree on all timely alleged Environmental Defects and Environmental Defect Amounts, and the sufficiency of any cures performed pursuant to Section 4.4(a)(iii), prior to the Closing Date. If Seller and Purchaser are unable to agree prior to the Closing Date, the portion of such Environmental Defect Amounts attributable to such disputes shall be deposited at Closing by Purchaser as part of the Defect Escrow Amount, and the Environmental Defects, proposed cures, and Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 4.4(b). During the thirty (30) day period following the Closing Date, Environmental Defects and Environmental Defect Amounts in dispute shall be submitted to an environmental attorney with at least ten (10) years’ experience in evaluating the compliance with Environmental Laws of oil and gas assets similarly situated to the Properties in one or more of the jurisdictions where they are located, as selected by mutual agreement of Purchaser and Seller or absent such agreement during the thirty (30) day period, by the Houston, Texas office of the American Arbitration Association (the “Environmental Arbitrator”). The Environmental Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates or have any financial interest in the dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 4.4(b). The Environmental Arbitrator’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in Article 4 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested Third Parties in advising the arbitrator, including environmental attorneys from other states and professional environmental consultants. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects, attempted cures, and Environmental Defect Amounts, as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of the costs and expenses of the Environmental Arbitrator. If Section 4.4(a)(ii) is applicable with respect to an Environmental Defect or Environmental Defect Amount but such Environmental Defect or Environmental Defect Amount is to be determined by the Environmental Arbitrator pursuant to Section 4.4(b), then within five (5) Business Days after the Environmental Arbitrator has made a determination, either Seller or Purchaser at its option may elect the option set forth in Section 4.4(a)(ii), and any retained Assets under Section 4.4(a)(ii) shall become Excluded Assets hereunder (and reassigned to Seller using a form of assignment substantially similar to the Conveyance, mutatis mutandis, if previously assigned to Purchaser), and the Purchase Price shall be adjusted as provided in Section 2.2 as if such Assets were excluded at Closing. The determination of the Environmental Arbitrator (and any subsequent exclusion election by Seller or Purchaser) shall be taken into account in the Final Settlement Statement; provided that if such determination occurs after the Final Settlement Date, then the terms of Section 9.4(b) and Section 9.4(c) shall apply to all adjustments and payments pertaining to the Assets subject thereto to the extent applicable, and in each case, the applicable portion of the Defect Escrow Amount shall be released to the Party entitled to such amount.
(c)    Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for individual Environmental Defects for which the Environmental Defect Amount does not exceed the Individual Environmental Threshold, and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for Environmental Defects unless and until the aggregate amount of all Environmental Defect Amounts covered by Section 4.4(a)(i) that exceed the Individual Environmental Threshold, exceeds a deductible in an amount equal to one and one-half percent (1.5%) of the Purchase Price (the “Environmental Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Section 4.4 with respect to Environmental Defects in excess of the Environmental Defect Deductible, subject to the Individual Environmental Threshold, Seller’s elections under this Section 4.4 as applicable. The Allocated Value of any Property (or affected portion thereof) retained by Seller in accordance with Section 4.4(a)(ii) may not be used in meeting the Environmental Defect Deductible.
Section 4.5    Limitations. Subject to Purchaser’s remedy for a breach of Seller’s representations and warranties in Section 5.20 and for clause (E) of the definition of “Retained Seller Obligations”, this Article 4 is intended to be the sole and exclusive remedy that Purchaser Indemnitees shall have against Seller Indemnitees with respect to any matter or circumstance relating to compliance with Environmental Laws or to Environmental Defects. Except to the limited extent necessary to enforce the terms of this Article 4 and subject to Purchaser’s remedy for a breach of Seller’s representations and warranties in Section 5.20 and for clause (E) of the definition of “Retained Seller Obligations”, Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) hereby releases and discharges any and all claims and remedies at Law or in equity, known or unknown, whether now existing or arising in the future, contingent or otherwise, against the Seller Indemnitees with respect to any matter or circumstance relating to any Environmental Defect, EVEN IF SUCH CLAIMS OR DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL

MISCONDUCT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES. Except as set forth in Section 5.20, Purchaser acknowledges that Seller has not made and will not make any representation or warranty regarding compliance with Environmental Laws or any Environmental Defect, and that nothing in this Agreement or otherwise shall be construed as such a representation or warranty.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER
Section 5.1    Disclaimers.
(a)    EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITH RESPECT TO THE ASSETS AND THE TRANSACTIONS CONTEMPLATED HEREBY (i) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, STATUTORY, EXPRESS OR IMPLIED, AND (ii) NO PURCHASER PARTY HAS RELIED UPON, AND SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO ANY PURCHASER PARTY OR ANY OF ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY PURCHASER PARTY BY ANY EMPLOYEE, AGENT, OFFICER, DIRECTOR, MEMBER, MANAGER, EQUITY OWNER, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).
(b)    EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS, AND THE PURCHASER PARTIES ACKNOWLEDGE AND AGREE THAT THE PURCHASER PARTIES HAVE NOT RELIED UPON, ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (iv) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (v) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, (vi) ANY ESTIMATES OF OPERATING COSTS AND CAPITAL REQUIREMENTS FOR ANY

WELL, OPERATION, OR PROJECT, (vii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (viii) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (ix) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT, TRADEMARK, TRADE DRESS, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY INFRINGEMENT, OR (x) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO ANY PURCHASER PARTY OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT THE PURCHASER PARTIES SHALL BE DEEMED TO BE OBTAINING THE ASSETS, INCLUDING THE EQUIPMENT, IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT THE PURCHASER PARTIES HAVE MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS THE PURCHASER PARTIES DEEM APPROPRIATE, SUBJECT TO THE EXPRESS PROVISIONS OF THIS AGREEMENT.
(c)    Any representation “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge of the persons set forth in Exhibit C. “Actual knowledge” for purposes of this Agreement means information actually personally known.
(d)    Inclusion of a matter on a Schedule to a representation or warranty which addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Matters may be disclosed on a Schedule to this Agreement for purposes of information only. Matters disclosed in each Schedule shall qualify the representation and warranty in which such Schedule is referenced and any other representation and warranty to which the matters disclosed reasonably relate and that is apparent on its face (except for matters disclosed in (i) Schedules 5.11(a) and 5.11(b), which shall only qualify the representations and warranties in Sections 5.11(a) and 5.11(b), respectively, and (ii) Schedule 1.2(d)). The fact that any item of information is disclosed in a Schedule to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or a material adverse effect, as applicable, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.
(e)    Subject to the foregoing provisions of this Section 5.1, and the other terms and conditions of this Agreement, Seller represents and warrants to the Purchaser Parties,

as of the Execution Date and as of the Closing Date, the matters set out in Sections 5.2 through 5.27.
Section 5.2    Existence and Qualification. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business as a foreign corporation where the Assets are located to the extent required by Law, except where the failure to so qualify would not have a Material Adverse Effect.
Section 5.3    Power. Seller has the requisite power to enter into and perform this Agreement and each other Transaction Document to be executed by Seller in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.
Section 5.4    Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Document to be executed by Seller in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of or on behalf of Seller. This Agreement has been duly executed and delivered by Seller (and all other Transaction Documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).
Section 5.5    No Conflicts. The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement, will not (a) violate any provision of the Charter Documents of Seller, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which Seller is a party or which affects the Assets, (c) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest or (d) violate in any material respect any Laws applicable to Seller or any of the Assets (except for rights to consent by, required notices to, and filings with or other actions by Governmental Bodies where the same are not required prior to the assignment of oil and gas interests).
Section 5.6    Liability for Brokers’ Fees. No Purchaser Party shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.
Section 5.7    Litigation. Except as disclosed on Schedule 5.7, there are no pending Proceedings against Seller for which Seller has received written notice from any Governmental

Body or arbitrator to which any Assets are subject, and to Seller’s knowledge, no Proceeding relating to the Assets has been threatened against Seller or the Assets.
Section 5.8    Taxes and Assessments.
(a)    With respect to all Property Taxes with respect to the ownership or operation of the Assets, Seller warrants and represents (i) all reports, returns, statements (including estimated reports, returns or statements), and other similar filings relating to Taxes, including any schedule or attachment thereto and any amendment thereof (“Tax Returns”) required to be filed with respect to Seller’s period of ownership of the Assets have been timely filed with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed, (ii) such Tax Returns are true and correct in all material respects, and (iii) all Property Taxes that have become due and payable have been paid.
(b)    With respect to all Property Taxes with respect to the ownership or operation of the Assets, except as set forth on Schedule 5.8, Seller further warrants and represents (i) there is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any Property Tax, and (ii) there are no Proceedings pending against the Assets or Seller by any taxing authority for which Seller has received written notice.
(c)    There are no liens or encumbrances on any of the Assets attributable to Taxes except for statutory liens for Taxes not yet delinquent.
(d)    No portion of the Assets conveyed pursuant to this Agreement is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.
Section 5.9    Outstanding Capital Commitments. As of the Execution Date, there is no individual outstanding authority for expenditure for any incomplete operation which is binding on the Assets, the value of which Seller reasonably anticipates exceeds One Hundred Thousand Dollars ($100,000) chargeable to Seller’s interests participating in the operation covered by such authority for expenditure after the Effective Time, other than those shown on Schedule 5.9 hereto.
Section 5.10    Compliance with Laws. Except as disclosed on Schedule 5.10, (a) the Seller Operated Assets are, and the operation of the Seller Operated Assets has been and currently is, and (b) to Seller’s knowledge, Non-Operated Assets are, and the operation of the Non-Operated Assets has been and currently is, in each case, in material compliance with the provisions and requirements of all Laws (excluding Environmental Laws, which are addressed in Article 4) of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof.

Section 5.11    Contracts.
(a)    Seller is not and, to Seller’s knowledge, no other party is, in default in any material respect under any Contract set forth on Schedule 5.11(b) except as disclosed on Schedule 5.11(a).
(b)    Schedule 5.11(b) sets forth all of the following Contracts included in the Assets or to which any of the Assets will be bound as of the Closing: (i) any agreement with any Affiliate of Seller, (ii) any agreement or contract for the sale, exchange, or other disposition of Hydrocarbons produced from or attributable to Seller’s interest in the Assets that is not cancelable without penalty or payment on not more than sixty (60) days prior written notice, (iii) any agreement of or binding upon Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Properties after the Effective Time, other than (A) conventional rights of reassignment arising in connection with Seller’s surrender or release of any of the Properties and (B) preferential rights to purchase, which are addressed in Section 5.15, (iv) joint operating agreements, area of mutual interest agreements, farmout and farm-in agreements, unitization, pooling and communitization agreements, declarations and orders, pre-pooling agreements, joint venture agreements, water rights agreements, midstream rights participation agreements, exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements and non-compete agreements, (v) transportation agreements, gathering agreements and processing agreements, and (vi) any agreement reasonably anticipated to involve more than $250,000 in expenditures or revenues, net to Seller’s interest, in any twelve (12)-month period.
(c)    Seller has provided to the Purchaser Parties complete and accurate copies of the Contracts set forth on Schedule 5.11(b) and all amendments thereto. Except as set forth on Schedule 5.11(a), Seller has not received any written notice alleging any default under any such Contracts which has not been resolved.
Section 5.12    Payments for Production. Except as set forth on Schedule 5.12 and for obligations of Seller with respect to Imbalances, Seller is not obligated under any contract or agreement containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to sell, gather, deliver, process, or transport any Hydrocarbons without then or thereafter receiving full payment therefor. Except as set forth on Schedule 5.12, the Assets are not subject to any dedication of acreage or production for transportation or marketing purposes, any throughput volume commitments of Hydrocarbon sales or deliveries or any substantially similar arrangement.
Section 5.13    Imbalances. Schedule 5.13 sets forth all of Seller’s material pipeline and production Imbalances and associated material penalties as of the dates set forth in Schedule 5.13 arising (a) with respect to the Seller-Operated Assets and (b) to Seller’s knowledge, with respect to the Non-Operated Assets.
Section 5.14    Governmental Authorizations. Except as disclosed on Schedule 5.14, (a) Seller has obtained and is maintaining all material federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the operation of the Seller-Operated Assets as currently operated (excluding those required under Environmental Laws, which are addressed in Article 4), and (b) to Seller’s knowledge, the applicable Third Party operator has obtained and is maintaining all material Governmental Authorizations that are presently necessary or required for the operation of the Non-Operated Assets as currently operated (excluding those required under Environmental Laws, which are addressed in Article 4 and Section 5.20(a)).
Section 5.15    Consents and Preferential Purchase Rights. None of the Leases, Units or Wells, or any portion thereof, is subject to any (a) preferential rights to purchase, (b) Consent Requirements, or (c) other Third Party consents to assignment, in each case that would be triggered by the purchase and sale of Assets contemplated by this Agreement, except for (i) consents and approvals by Governmental Bodies of assignments that are customarily obtained after Closing and (ii) preferential rights, consents and restrictions as are set forth on Schedule 5.15. Seller’s liability under Section 11.2(c)(ii) for a breach of this Section 5.15 with respect to a preferential right or a consent requirement shall not exceed the Allocated Value of the assets affected thereby.
Section 5.16    Condemnation. There is no actual or, to Seller’s knowledge, threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation.
Section 5.17    Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller or any of its Affiliates.
Section 5.18    Leases. Except as set forth on Schedule 5.18, with respect to Leases:
(a)    subject to any Permitted Encumbrances, during Seller’s period of ownership through the Execution Date, the Leases have been maintained according to their terms, in compliance with all material agreements to which the Leases are subject;
(b)    to Seller’s knowledge, no other party to any Lease is in material breach or default with respect to any of its material obligations thereunder; and
(c)    as of the date hereof, there are no unfulfilled drilling obligations in the Leases, except obligations to drill after the Execution Date relating to optional drilling rights or continuous drilling or development requirements that are necessary to maintain the life or term of any Lease or similar mineral interest.
Section 5.19    Employment and Employee Benefit Matters. No individual employed or engaged by Seller or its Affiliates or any other third party and whose primary work duties involve providing services with respect to the Assets (each such individual, a “Business Employee”) is represented by a labor union or other representative of employees and neither Seller nor any of its Affiliates nor any of the Assets is a party to, subject to, or bound by a collective bargaining agreement or any other contract, agreement or understanding with a labor union or representative of employees. There are no strikes, lockouts or work stoppages existing or, to Seller’s knowledge, threatened, with respect to any Business Employees. There have been no union certification or representation petitions or demands with respect to the Assets, Seller or its Affiliates, or a Business Employee and, to Seller’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Assets, Seller or its Affiliates, or a Business Employee. As of the Closing Date, each Business Employee and other individual who has provided services with respect to the Assets will have been paid all wages, bonuses, compensation and other sums owed to such Business Employee or other individual as of such date. Each Seller Benefit Plan is, and has been, operated in accordance with its terms and with all applicable Laws including, if applicable, ERISA and the Code. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of Seller or any of its ERISA Affiliates that would be, or could become, a liability following the Closing Date of any Purchaser Party or any of their respective Affiliates.
Section 5.20    Environmental. Except as set forth in Schedule 5.20, and except for Environmental Defects claimed in an Environmental Defect Notice, (a) to Seller’s knowledge, Seller and the Assets and the ownership and operation thereof, are in compliance in all material respects with all Environmental Laws and Environmental Permits; and (b) Seller has not received any written notice of (i) any material violation of any Environmental Laws or (ii) potentially material Environmental Liabilities or Environmental Defects relating to the Assets where such violation, liability or defect has not been previously cured or otherwise resolved to the satisfaction of the relevant Governmental Body. Seller has provided to the Purchaser Parties complete and correct copies of all Phase I environmental assessments and environmental reports prepared by a Third Party environmental consultant that address the compliance of the Assets with Environmental Laws, any Release of Hazardous Materials with respect to operation of the Assets, or any Environmental Defect with respect to the Assets.
Section 5.21    Payment of Burdens. Except for such items that are not yet due or are being held in suspense for which the Purchase Price will be adjusted in accordance herewith pursuant to Section 2.2(k) (which suspense amounts as of the Execution Date are set forth on Schedule 5.21), all Burdens due by Seller with respect to the Seller Operated Assets (and, to Seller’s knowledge, with respect to the Non-Operated Assets) have been properly and timely paid in all material respects.
Section 5.22    Payout Balances. With respect to Wells operated by Seller (or its Affiliates) and, to Seller’s knowledge, with respect to Wells operated by a Third Party, Schedule 5.22 contains a complete and accurate list of the status of any “payout” balance, as of the date set forth in such Schedule, for each Well subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).
Section 5.23    Operatorship. As of the Execution Date, Seller has not received written notice of any pending vote to have Seller (or its Affiliate) removed as the named operator of any of the Assets for which Seller (or its Affiliate) is currently designated as the operator.
Section 5.24    Well Status. Except as set forth on Schedule 5.24 and for any wells that have been drilled and are waiting on being completed, with respect to Assets that Seller or its Affiliates operate, in each case as of the Execution Date, there are no dry holes, or shut in, temporarily abandoned or otherwise inactive Wells (excluding permanently plugged or abandoned wells on expired leases or wells drilled to depths not covered by the Leases), located on such Assets. Except as set forth on Schedule 5.24, with respect to Assets that Seller or its Affiliates operate and, to

Seller’s knowledge, with respect to Assets that Seller or its Affiliates do not operate: (i) there is no Well included in the Assets with respect to which Seller or its Affiliates is in violation of Law on the Execution Date for failing to timely plug and abandon, (ii) there is no Well included in the Assets with respect to which such Seller or its Affiliates has received an order from any Governmental Body requiring that such Well be plugged and abandoned that has not been plugged or abandoned and (iii) there is no Well included in the Assets that is subject to penalties on allowables because of overproduction.
Section 5.25    Asset Bonds. Schedule 5.25 sets for a complete and accurate list of all Asset Bonds.
Section 5.26    Independent Investigation. SELLER ACKNOWLEDGES AND AGREES THAT IT HAS, WITHOUT RELIANCE ON THE PURCHASER PARTIES (EXCEPT WITH RESPECT TO THE REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER PARTIES SET FORTH IN ARTICLE 5 AND ANY CERTIFICATE DELIVERED BY THE PURCHASER PARTIES PURSUANT TO THIS AGREEMENT), MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING (A) PURCHASER PARENT, (B) THE PURCHASER PARENT COMMON STOCK, (C) THE FINANCIAL CONDITION, PROSPECTS AND PROPERTIES OF PURCHASER PARENT, AND (D) THE TRANSACTIONS CONTEMPLATED HEREBY. SELLER FURTHER ACKNOWLEDGES AND AGREES THAT THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY THE PURCHASER PARTIES ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE IN ARTICLE 5 AND IN ANY CERTIFICATE DELIVERED AT CLOSING BY THE PURCHASER PARTIES PURSUANT TO THIS AGREEMENT.
Section 5.27    Investment Representation. Seller is acquiring the Purchaser Parent Common Stock for its own account as an investment and not with a view to sell, transfer or otherwise distribute all or any part thereof to any other Person in any transaction that would constitute a “distribution” within the meaning of the Securities Act. Seller acknowledges that it can bear the economic risk of its investment in the Purchaser Parent Common Stock, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchaser Parent Common Stock taking into account Purchaser and Purchaser Parent’s representations, warranties and agreements hereunder. Seller is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act. Seller understands that neither the offer nor sale of the Purchaser Parent Common Stock has been registered pursuant to the Securities Act or any applicable state securities Laws (subject to the other terms of this Agreement), that all of the Purchaser Parent Common Stock is subject to substantial restrictions on transfer, that all of the Purchaser Parent Common Stock will be characterized as “restricted securities” under federal securities Laws, and that, under such Laws and applicable regulations, none of the Purchaser Parent Common Stock can be sold or otherwise disposed of without registration under the Securities Act or an exemption thereunder.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES
Each of the Purchaser Parties jointly and severally represents and warrants to Seller the following as of the Execution Date and as of the Closing Date:
Section 6.1    Existence and Qualification. Each of the Purchaser Parties is: (a) a limited liability company or corporation, as the case may be, that is duly organized, validly existing and in good standing under the Laws of the state of its organization or formation, (b) duly qualified to do business in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a material adverse effect on such Purchaser Party or its properties, and (c) or will be duly qualified to do business as a foreign limited liability company or corporation, as the case may be, in the respective jurisdictions where the Assets that will be held by such Purchaser Party are located.
Section 6.2    Power. Each Purchaser Party has the requisite power to enter into and perform this Agreement and each other Transaction Document to be executed by such Purchaser Party in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.
Section 6.3    Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Document to be executed by any Purchaser Party in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Purchaser Party. This Agreement has been duly executed and delivered by the Purchaser Parties (and all other Transaction Documents required hereunder to be executed and delivered by any Purchaser Party at Closing will be duly executed and delivered by such Purchaser Party) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of the applicable Purchaser Party, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).
Section 6.4    No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser Parties, and the transactions contemplated by this Agreement will not (a) violate any provision of the Charter Documents of any Purchaser Party, (b) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which any Purchaser Party is a party or which affects any Purchaser Party’s assets, (c) violate any judgment, order, ruling, or regulation applicable to any Purchaser Party as a party in interest or (d) violate any Laws applicable to any Purchaser Party or any of its assets, except any matters described in clauses (b), (c) or (d) above which would not be reasonably likely to impede its ability to consummate the transactions contemplated by this Agreement or by any Transaction Document.

Section 6.5    Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of any Purchaser Party or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.
Section 6.6    Litigation. As of the Execution Date, there are no pending Proceedings, or to the Purchaser Parties’ knowledge, threatened in writing before (or that would be before) any Governmental Body or arbitrator against any Purchaser Party or any Affiliate of any Purchaser Party which may materially impair the ability of the Purchaser Parties to perform their obligations under this Agreement if such Proceedings are determined adversely.
Section 6.7    Financing. The Purchaser Parties have sufficient cash and available lines of credit or other sources of immediately available funds (in United States dollars) to enable the Purchaser to fund the Deposit on the Execution Date and will have at Closing all amounts required to pay the Closing Payment (less the Deposit) to Seller and to pay any supplemental payment required under Section 9.4(b).
Section 6.8    Independent Investigation. The Purchaser Parties are (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Each Purchaser Party acknowledges and affirms that (a) in making the decision to enter into this Agreement, it has completed and relied solely upon its own independent investigation, verification, analysis and evaluation of the Assets and (b) by the Closing, it will have made all such reviews and inspections of the Assets as it has deemed necessary or appropriate in making the decision to enter into this Agreement and consummate the transactions contemplated hereby. Purchaser acknowledges and affirms that, except for the express representations, warranties, covenants and remedies provided in this Agreement, Purchaser is acquiring the Assets on an as-is, where-is basis with all faults, and has not relied upon any other representations, warranties, covenants or statements of Seller in entering into this Agreement.
Section 6.9    Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending against, being contemplated by, or, to the knowledge of the Purchaser Parties, threatened against any Purchaser Party.
Section 6.10    Qualification. Purchaser shall be, at the Closing, and thereafter shall continue to be, qualified under applicable Laws to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it (or operated by it) are located to the extent such leases are included in the Assets, and the consummation of the transactions contemplated by this Agreement will not cause Purchaser to be disqualified as such an owner or operator. As of the Closing, Purchaser currently has, and will continue to maintain, lease bonds, area-wide bonds or any other surety bonds or Asset Bonds to the extent required by, and in accordance with, all applicable Laws and regulations governing the ownership and operation of the Assets.
Section 6.11    Consents. Except for consents and approvals addressed by the other provisions of this Agreement that are triggered by the purchase and sale of the Assets, there are no consents, approvals or restrictions on assignment applicable to the Purchaser Parties that any Purchaser Party is obligated to obtain or furnish in order to consummate the purchase and sale of Assets contemplated by this Agreement and perform and observe the covenants and obligations of Purchaser hereunder.
Section 6.12    Capitalization; Valid Issuance.
(a)    As of November 30, 2017, the authorized capital of Purchaser Parent consisted solely of (i) 450,000,000 shares of Purchaser Parent Common Stock, of which 238,640,518 shares of Purchaser Parent Common Stock were issued and outstanding and (ii) 50,000,000 shares of preferred stock, of which zero (0) shares were issued and outstanding.
(b)    All issued and outstanding shares of capital stock or other equity interests of Purchaser Parent have been duly authorized and validly issued and are fully paid and nonassessable, and are not subject to any outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (preemptive, contingent or otherwise), except for agreements or obligations with respect to awards granted under Purchaser Parent’s employee benefit, stock option, incentive and stock purchase plans. Except as set forth in the SEC Reports and except for awards granted or available for issuance under Purchaser Parent’s employee benefit, stock option, incentive and stock purchase plans, there are no outstanding and issued equity interests of Purchaser Parent and no equity interests of Purchaser Parent have been reserved for issuance upon exercise of outstanding options, warrants or other similar rights. Except as set forth in the Charter Documents of Purchaser Parent or the SEC Reports and except for awards granted under Purchaser Parent’s employee benefit, stock option, incentive and stock purchase plans, there are (i) no outstanding obligations of Purchaser Parent to repurchase, redeem or otherwise acquire any of the equity interests of Purchaser Parent, (ii) no options, warrants, convertible securities, unit appreciation, phantom units, profit participation or other rights, agreements, arrangements or commitments of any character relating to the equity interests of Purchaser Parent or obligating Purchaser Parent to issue or sell any of its equity interests and (iii) no voting trusts or other voting or similar agreements or understandings with respect to the equity interests of Purchaser Parent.
(c)    The Purchaser Parent Common Stock being issued hereunder, when issued and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, and nonassessable, and will be free of any liens or restrictions on transfer other than under this Agreement, the Registration Rights Agreement, the Charter Documents of Purchaser Parent and under applicable state and federal securities Laws.
(d)    Purchaser is a wholly-owned subsidiary of Purchaser Parent and Purchaser Parent owns, directly or indirectly, 100% of the equity interests in Purchaser free and clear of all liens other than (i) transfer restrictions imposed by federal and state securities Laws and (ii) those arising under Purchaser Parent’s financing documents.

Section 6.13    SEC Reports; Financial Statements. Purchaser Parent has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the SEC, since January 1, 2017 (collectively, with any amendments thereto, the “SEC Reports”), including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Purchaser Parent Financial Statements”), each of which, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, each as in effect on the date so filed. None of the SEC Reports contained, when filed as finally amended prior to the date hereof, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 6.13, as of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the SEC Reports. Except as described in the notes thereto, the Purchaser Parent Financial Statements, together with the related notes and schedules thereto, have been prepared in conformity with GAAP applied on a consistent basis and fairly present, in all material respects, the financial position and the assets and liabilities and the results of operations of Purchaser Parent as of the respective dates thereof or for the respective periods set forth therein; provided, however, that the unaudited financial statements of Purchaser Parent are subject in all respects to year-end adjustments and do not contain all footnotes and schedules required in audited financial statements, none of which, individually or in the aggregate, are material.
Section 6.14    NYSE Listing. The Purchaser Parent Common Stock is listed on the New York Stock Exchange, and Purchaser Parent has not received any notice of delisting. No judgment, order, ruling, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Body, or of the New York Stock Exchange, preventing or suspending trading in any securities of Purchaser Parent has been issued, and no proceedings for such purpose are, to the knowledge of Purchaser Parent, pending, contemplated or threatened. The issuance of the Stock Consideration will not require Purchaser Parent shareholder approval under the rules of the New York Stock Exchange.
Section 6.15    Absence of Changes. Except as contemplated by this Agreement, since September 30, 2017, through the date hereof, there has not been any change, event, occurrence, effect, circumstance, development or condition, actual or threatened, that would reasonably be expected, individually or in the aggregate, to have a Purchaser Parent Material Adverse Effect.
Section 6.16    Form S-3. As of the Execution Date, Purchaser Parent is eligible to register the resale of the Purchaser Parent Common Stock comprising the Stock Consideration for resale by Seller under Form S-3 promulgated under the Securities Act.
Section 6.17    Disclosure Controls. Purchaser Parent maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by Purchaser Parent in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to Purchaser Parent’s management as appropriate to allow timely decisions regarding required disclosure. Purchaser Parent and its management have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
Section 6.18    Accounting Controls. Purchaser Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and has been designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the SEC Reports is prepared in accordance with the SEC’s rules and guidelines applicable thereto.
Section 6.19    Disclaimer of Additional Implied Warranties. Notwithstanding anything to the contrary herein, it is the explicit intent of each Purchaser Party, and the Parties hereby agree, that no Purchaser Party nor any of their respective representatives or Affiliates make any representations or warranties of any nature whatsoever, express or implied, written or oral, including any implied representation or warranty, as to the condition, merchantability, usage, suitability or fitness for any particular purpose with respect to Purchaser Parent or its subsidiaries, its assets and properties, or the assets and properties of its subsidiaries in connection with the transactions contemplated by this Agreement except as specifically set forth in this Article 6.
ARTICLE 7
COVENANTS OF THE PARTIES
Section 7.1    Access. Between the Execution Date and continuing until the Closing Date, in addition to Purchaser’s right of access under Section 4.1, Seller will give Purchaser and its representatives access to Seller’s offices and the Records in Seller’s possession or control, including the right to copy the Records at Purchaser’s expense, for the sole purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any applicable Law or obligations to any Third Party and to the extent that Seller has authority to grant such access without breaching any legal or contractual restriction binding on Seller or its Affiliates. Such access by Purchaser and its representatives shall be subject to applicable limitations in Section 4.1 and shall be limited to Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller, and Purchaser’s and its representatives’ investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. All information obtained by and access granted to Purchaser, the Environmental Consultant and their respective agents, employees and representatives under this Section 7.1 shall be subject to the terms of Section 7.6 and the terms of the Confidentiality Agreement.

Section 7.2    Government Reviews. Each Party shall in a timely manner (a) make all required filings, if any, including filings required under the HSR Act, with and prepare applications to and conduct negotiations with, each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate for such Party to consummate the transactions contemplated hereby, and (b) provide such information as the other Party may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations; provided that no Purchaser Party shall not be required to incur any out-of-pocket expense (except as provided in the following sentence) or agree to any liability or other accommodation. Purchaser shall bear the cost of all filing or application fees payable to any Governmental Body with respect filings made in connection with the HSR Act, if any, in connection with the transactions contemplated by this Agreement.
Section 7.3    Notification of Breaches.
(a)    Until the Closing:
(i)    Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; provided that unintentional failure by Purchaser to so notify Seller shall not be deemed a breach of this Agreement for all purposes of this Agreement; and
(ii)    Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of the Purchaser Parties contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by any Purchaser Party prior to or on the Closing Date has not been so performed or observed in any material respect; provided that unintentional failure by Seller to so notify Purchaser shall not be deemed a breach of this Agreement for all purposes of this Agreement.
(b)    If any of the Purchaser Parties’ or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of the Purchaser Parties’ or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date (other than on a specified date) shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement (if curable) is cured by the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.
Section 7.4    Operatorship. Seller makes no representation and does not warrant or guarantee that Purchaser will succeed in being appointed successor operator for any Assets; provided that Seller agrees to vote for Purchaser as successor operator where Seller is permitted to vote, not to resign its operatorship until Closing and to otherwise take no action (except as provided by Law) to impede Purchaser from becoming successor operator. Purchaser shall promptly, following Closing (or by Closing for those items subject to Section 12.6), file all appropriate or required forms, applications, permit transfers, declarations, guarantees, Asset Bonds or other financial support with federal and state agencies relative to its assumption of operatorship. For all Seller-Operated Assets, at Closing or as soon as reasonably practicable thereafter, Seller shall execute and deliver to Purchaser, and Purchaser shall promptly file, all governmental forms required to transfer record operatorship of such Seller-Operated Assets to Purchaser.
Section 7.5    Operation of Business.
(a)    Except (A) as expressly contemplated by the other provisions of this Agreement, (B) as set forth on Schedule 7.5 or for expenditures or operations set forth on Schedule 5.9, (C) for the renewal of expiring insurance coverage in the ordinary course of business and consistent in all material respects with existing coverage, (D) the amendment, extension or modification of credit, hedge, financing, security or similar agreements that are to be released from the Assets at the Closing, (E) for conducting or granting consent to operations that are necessary to prevent forfeiture of any Lease, (F) for any acquisitions of Contract Acreage as contemplated by Section 1.2(h), Section 2.2(l) and Section 2.5 and (G) as otherwise consented to in writing by Purchaser, which consent shall not be unreasonably withheld or delayed, until the Closing, Seller:
(i)    will operate the Seller-Operated Assets in the ordinary course of business consistent with past practices and in accordance in all material respects with applicable Law and Contracts;
(ii)    will not propose or commit to any single field operation, or series of related field operations, reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of One Hundred Thousand Dollars ($100,000) (net to Seller’s interest) or make any capital expenditures for any single field operation or series of related field operations related to the Assets in excess of One Hundred Thousand Dollars ($100,000) (net to Seller’s interest);
(iii)    will not terminate, amend, enter into, execute or extend any material agreements affecting the Assets, including any agreement on Schedule 5.11(b) or any agreement that would be on Schedule 5.11(b) if it were in existence on the Execution Date, or amend the terms of any Lease, except for execution of a University Lands Agreement after the Execution Date but on or prior to Closing, which is expressly authorized under this Section 7.5 and other applicable provisions of this Agreement (and shall not be construed as a breach of any representation or warranty of Seller), provided such University Lands Agreement is acceptable to Purchaser in its sole discretion;
(iv)    will maintain its current insurance coverage on the Assets, if any, presently furnished by unaffiliated Third Parties in the amounts and of the types presently in force;

(v)    will use commercially reasonable efforts to maintain in full force and effect all Leases currently held by production in paying quantities or by the payment of rentals; provided that if such efforts require (in Seller’s sole discretion) capital expenditures or commitments that exceed the threshold in Section 7.5(b), Seller shall have no responsibility to conduct such operations unless the consent of Purchaser is provided in accordance with this Section 7.5 (and if such consent is not provided, no resulting Title Defect may be claimed by Purchaser under Article 3);
(vi)    will maintain all material existing Governmental Authorizations necessary for Seller’s ownership or operation of the Assets as currently owned and operated;
(vii)    will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any Assets except for sales and dispositions of Hydrocarbon production and surplus, damaged or obsolete Equipment made in the ordinary course of business consistent with past practices;
(viii)    will not go non-consent with respect to any operation with respect to the Assets;
(ix)    except for the execution of the University Lands Agreement, will not propose or consent to the formation or amendment of any unit with respect to the Assets;
(x)    will not enter into any agreement with University Lands, except for the University Lands Agreement;
(xi)    will not settle, waive or compromise any material claims or obligation by or against Seller or its Affiliates with respect to the Assets;
(xii)    will provide Purchaser, promptly following receipt by Seller or its Affiliates, with a copy of each written notice alleging any breach or violation of any Lease, Contract or Law;
(xiii)    will use commercially reasonable efforts to perform the work set forth on Schedule 7.5 within the time frames set forth on Schedule 7.5 to the extent applicable; provided, that in any event, Seller shall comply with its obligations under all Leases with University Lands; and
(xiv)    will not commit to do any act prohibited by the foregoing clauses (i)-(xiii).
(b)    Notwithstanding anything contained in this Agreement to the contrary, all proceeds received by Seller prior to the Closing from the sale of surplus and inventoried Equipment shall be the property of Seller, and there shall be no adjustment to the Purchase Price for the same. Purchaser’s approval of any action restricted by this Section 7.5 shall be considered granted within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing, in the event of an emergency or a serious risk to life, property, or the environment, Seller may take or consent to such action as a prudent operator, or non-operator as the case may be, would take and without obtaining Purchaser’s prior consent; provided Seller shall notify Purchaser of such action promptly thereafter.
(c)    Purchaser acknowledges that Seller may own fractional undivided interest in certain of the Assets and Purchaser agrees that the acts or omissions of the other working interest owners, partners or any operator who is not affiliated with Seller shall not constitute a violation of the provisions of this Section 7.5 nor shall any action required by a vote of working interest owners or partners constitute such a violation so long as Seller has voted its interest in a manner consistent with the provisions of this Section 7.5.
Section 7.6    Indemnity Regarding Access. Purchaser, on behalf of itself and the Purchaser Indemnitees and the Environmental Consultant, hereby releases and agrees to indemnify, defend and hold harmless all Seller Indemnitees and the other owners of interests in the Leases and Wells described in Exhibit A or Exhibit A-1 from and against any and all Damages, including claims, liabilities, losses, costs and expenses attributable to personal injuries, death, or property damage, to the extent arising out of or relating to any and all access by the Purchaser Indemnitees or the Environmental Consultant to Seller’s offices, the Assets or the Records (or other related information), or any related activities of the Purchaser Indemnitees prior to Closing, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PARTY EXCLUDING, HOWEVER, ANY CLAIMS, LIABILITIES, LOSSES, COSTS OR EXPENSES RELATING TO MERELY THE DISCOVERY OF PRE-EXISTING CONDITIONS OR CAUSED BY THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF ANY INDEMNIFIED PARTY.
Section 7.7    Other Preferential Rights.
(a)    Should a Third Party fail to exercise its preferential right to purchase as to any portion of the Assets prior to the Closing and the time for exercise or waiver has not yet expired, subject to the remaining provisions of this Section 7.7, such Assets shall be included in the transaction at the Closing, such preferential right to purchase shall be a Permitted Encumbrance hereunder, and the following procedures shall be applicable. If one or more of the holders of any such preferential right to purchase notifies Seller (or Purchaser) subsequent to the Closing that it intends to assert its preferential purchase right, Seller shall give notice thereof to Purchaser, whereupon Purchaser shall satisfy, or cause to be satisfied, all such preferential purchaser right obligations of Seller to such holders and shall indemnify and hold harmless all Seller Indemnitees from and against any and all claims, liabilities, losses, damages, costs and expenses (including court costs, expert fees and reasonable attorney’s fees) in connection therewith, and Purchaser or its Affiliates shall be entitled to receive (and Seller hereby assigns to Purchaser all of Seller’s rights to) all proceeds, received from such holders in connection with such preferential rights to purchase.

(b)    Prior to the Closing, should any Third Party bring any Proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights, the Assets or portion thereof subject to such Proceeding shall be excluded from the Assets transferred at the Closing and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets or portions thereof. Promptly after the Proceeding is dismissed or settled or a judgment is rendered in favor of Seller, as applicable, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller within thirty (30) days after receipt of notice from Seller of such dismissal, settlement or judgment, all such Assets or portions thereof not being sold to the Third Party for a purchase price equal to the Allocated Value of such Assets or portions thereof, and the Parties shall thereafter account to each other under Section 2.2 and Section 2.3; provided, however, Seller shall have no obligation of sale under this paragraph if the applicable dismissal, settlement or judgment does not occur before the Final Settlement Date.
Section 7.8    Tax Matters.
(a)    Allocation of Property Taxes.
(i)    Seller shall be allocated and bear all ad valorem, real property, personal property, severance, production, excise, sales, use and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom or attributable thereto, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes (“Property Taxes”) that are attributable to any Tax period (or portion thereof) ending at or prior to Effective Time. Purchaser shall be allocated and bear all Property Taxes that are attributable to any Tax period (or portion thereof) beginning after the Effective Time.
(ii)    For purposes of determining the allocations described in Section 7.8(a)(i), (1) Property Taxes that are attributable to the severance or production of Hydrocarbons (other than such Property Taxes described in clause (3), below) shall be allocated to the period in which the severance or production giving rise to such Property Taxes occurred, (2) Property Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Property Taxes described in clause (1) or (3)), shall be allocated to the period in which the transaction giving rise to such Property Taxes occurred, and (3) Property Taxes that are ad valorem, property or other Property Taxes imposed on a periodic basis pertaining to a Tax period beginning before and ending after the Effective Time shall be allocated between the portion of such period ending at the Effective Time and the portion of such period beginning immediately after the Effective Time by prorating each such Property Tax based on the number of days in such period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such period that occur from and after the date on which the Effective Time occurs, on the other hand. For purposes of clause (3) of the preceding sentence, ad valorem and real property Taxes assessed for a particular Tax period shall be deemed

“attributable” to such period, even if such assessment is valued based upon production or other data for prior Tax periods.
(iii)    This Section 7.8(a) shall not apply to Income Taxes and Tax Returns therefor, which shall be borne, paid and filed by the Party responsible for such Taxes under applicable Law.
(b)    Regardless of which Party is responsible, Seller shall handle payment to the appropriate Governmental Body of all Property Taxes which are required to be paid on or prior to Closing Date (and shall file all Tax Returns with respect to such Property Taxes), and, except as provided in the TSA, Purchaser shall handle payment to the appropriate Governmental Body of all Property Taxes with respect to any Tax period that ends before or includes the Effective Time which are required to be paid after the Closing Date (and shall file all Tax Returns required to be filed after the Closing Date with respect to such Taxes). If requested by Purchaser, Seller will assist Purchaser with the preparation of all Tax Returns for Property Taxes due on or before sixty (60) days after the Closing (including any extensions requested). Seller shall deliver to Purchaser within thirty (30) days of filing copies of all Tax Returns filed by Seller pursuant to this Section 7.8(b) with respect to Tax periods (or portions thereof) beginning at or after the Effective Time, along with any supporting documentation provided by Seller to Governmental Bodies. The Parties agree that (1) this Section 7.8(b) is intended to solely address the timing and manner in which certain Tax Returns relating to Property Taxes are filed and the Property Taxes shown thereon are paid to the applicable taxing authority, and (2) nothing in this Section 7.8(b) shall be interpreted as altering the manner in which Property Taxes are allocated to and economically borne by the Parties.
(c)    Control of any legal or administrative Proceedings concerning any Property Taxes affecting the Assets shall belong to the Party responsible for such Property Taxes under Section 7.8(a); provided that (x) Purchaser shall have the right to participate (at its sole cost and expense) in any such Proceedings controlled by Seller in accordance with this Section 7.8(c) the resolution of which could affect Purchaser’s liability for Property Taxes under Section 7.8(a) and (y) Seller shall not settle or compromise any such Proceeding described in clause (x) without the prior written consent of Purchaser (not to be unreasonably withheld).
(d)    Seller shall be entitled to any and all refunds of Property Taxes allocated to Seller pursuant to Section 7.8(a) and Purchaser shall be entitled to any and all refunds of Property Taxes allocated to Purchaser pursuant to Section 7.8(a). If Seller or Purchaser (or an Affiliate of Seller or Purchaser) receives a refund of any Property Taxes (whether by payment, credit offset or otherwise, with any interest thereon) to which the other Party is entitled pursuant to this Section 7.8(d), the Party that received (or whose Affiliate that received) such refund shall promptly (but no later than thirty (30) days after receipt) remit payment to such other Party of an amount equal to the refund amount, including all relevant documentation, net of any reasonable out-of-pocket costs or expenses incurred by such recipient Party in procuring such refund. Each Party shall use commercially reasonable efforts to cooperate with the other and its Affiliates in order to take all reasonably necessary steps to claim any refund to which such other Party is entitled. Purchaser agrees to notify Seller within ten (10) days following the discovery of a right to claim any refund to which Seller is entitled and upon receipt of any such refund. Except to the extent required by applicable Laws, Purchaser shall not and shall not permit its Affiliates to amend any Tax Returns with respect to Taxes for which Seller is liable under Section 7.8(a) or for which Seller may be liable to indemnify Purchaser under Section 11.2.
(e)    The Parties agree that either or both of Seller and Purchaser may elect to treat the acquisition or sale of the Assets as an exchange of like-kind property under Section 1031 of the Code (an “Exchange”), provided, that the Closing shall not be delayed by reason of the Exchange. Each Party agrees to use reasonable efforts to cooperate with the other Party in the completion of such an Exchange including an Exchange subject to the procedures outlined in Treasury Regulation § 1.1031(k)-1 and/or Internal Revenue Service Revenue Procedure 2000-37. Each of Seller and Purchaser shall have the right at any time prior to Closing to assign all or a part of its rights under this Agreement to a qualified intermediary (as that term is defined in Treasury Regulation § 1.1031(k)-1(g)(4)(iii)) or an exchange accommodation titleholder (as that term is defined in Internal Revenue Service Revenue Procedure 2000-37) to effect an Exchange. Each Party acknowledges and agrees that neither an assignment of a Party’s rights under this Agreement nor any other actions taken by a Party or any other person in connection with the Exchange shall release any Party from, or modify, any of its liabilities and obligations (including indemnity obligations to each other) under this Agreement, and no Party makes any representations as to any particular Tax treatment that may be afforded to the other Party by reason of such assignment or any other actions taken in connection with the Exchange. Any Party electing to treat the acquisition or sale of the Assets as an Exchange shall be obligated to pay all additional costs incurred hereunder as a result of the Exchange, and in consideration for the cooperation of the other Party, the Party electing Exchange treatment shall agree to pay all costs associated with the Exchange and to indemnify and hold the other Party, its Affiliates, and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives harmless from and against any and all liabilities and Taxes arising out of, based upon, attributable to or resulting from the Exchange or transactions or actions taken in connection with the Exchange that would not have been incurred by the other Party but for the electing Party’s Exchange election.
(f)    The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation, or other Proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information (excluding those protected by attorney-client or work-product privilege) that are relevant to any such Tax Return or Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.
Section 7.9    Special Warranty of Title. The Conveyance shall contain a covenant of Seller to warrant Defensible Title to the Subject Properties after the Closing from and against the lawful claims of Third Parties arising by, through or under Seller and its Affiliates, but not otherwise (the “Special Warranty”).
Section 7.10    Suspended Proceeds. Seller shall transfer and remit to Purchaser, in the form of an adjustment to the Purchase Price pursuant to Section 2.2(k), all monies representing the value or proceeds of production removed or sold from the Properties and held by Seller at the time of the Closing for accounts from which payment has been suspended, such monies being hereinafter called “Suspended Proceeds”. Purchaser shall be solely responsible for the proper distribution of such Suspended Proceeds to the Person or Persons which or who are entitled to receive payment of the same.
Section 7.11    Non-Compete.
(a)    As a material inducement for Purchaser to enter into this Agreement, and in order to protect the confidential information that is conveyed by Seller hereunder, Seller agrees that, from and after the Execution Date until one year after the Execution Date, Seller shall not, and Seller shall cause its Affiliates and each of their respective successors and Senior Management Employees to not, directly or indirectly (including through any joint venture or other entity), other than on behalf of Purchaser or any of its Affiliates, purchase, acquire, farm-in or earn (or acquire the right to or any option to, purchase, acquire, farm-in or earn) (A) any Hydrocarbon interests or any other oil and gas rights located in the area indicated on Schedule 7.11 (such area, the “Restricted Area”), or (B) the equity interests (other than Purchaser Parent Common Stock) of any Person that owns Hydrocarbon interests or any other oil and gas rights located in the Restricted Area (except for acquisitions of less than one percent (1.0%) of the equity interests of any public entity, or of any Person, private or public, for which no more than ten percent (10%) of its owned Hydrocarbon interests or oil and gas rights are located in the Restricted Area as of the date of such acquisition), in each case, without the prior written consent of Purchaser, which may withheld at Purchaser’s sole discretion.
(b)    Seller acknowledges and agrees that the geographic scope, scope of activity restrictions, and duration of the covenants contained in this Section 7.11 are the result of arm’s-length bargaining and are fair and reasonable in light of (1) the fact that the Assets acquired by Purchaser hereunder were associated with the Seller’s or its’ Affiliates’ businesses conducted throughout the Restricted Area, and are intended to be operated by Purchaser throughout the Restricted Area; and (2) Seller’s level of control over and contact with the Assets prior to the Closing, and knowledge of the confidential information conveyed hereunder. Seller further acknowledges and agrees that the restrictions set forth in this Section 7.11 are not against public policy and do not impose any greater restraint than is necessary to protect the legitimate business interests of Purchaser, have been specifically negotiated by sophisticated commercial parties, and constitute a material inducement for Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. The covenants contained in this Section 7.11 and each provision (and portion) hereof are severable and distinct covenants and provisions (and portions). The invalidity or unenforceability of any such covenant or provision (or portion) as written shall not invalidate or render unenforceable the remaining covenants or provisions (or portions)

hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision (or portion) in any other jurisdiction. It is the desire and intent of the Parties that the provisions of this Section 7.11 (and portions thereof) be enforced to the fullest extent permitted under applicable Law. Seller acknowledges that this Section 7.11 is reasonable and enforceable in all respects; nonetheless, if any of the restrictions of this Section 7.11 (or portions thereof) are found by a court of competent jurisdiction to be unreasonable, overly broad, or otherwise unenforceable, the Parties intend that such restrictions (and portions thereof) shall not be thereby terminated but shall be modified by such court so as to be valid and enforceable and, as so modified, to be fully enforced. Each Party further acknowledges that a breach or threatened breach of this Section 7.11 would cause irreparable harm to Purchaser for which it would have no adequate remedy at law, that it would be impractical and extremely difficult to determine Purchaser’s and its Affiliates’ damages in the event of a breach or threatened breach, and that Purchaser and its Affiliates shall be entitled to immediate injunctive relief and specific performance as remedies for any such breach. Such remedies shall not be the exclusive remedies for a breach or threatened breach of this Section 7.11 but shall be in addition to all other remedies available at law and equity, including the recovery of damages.
Section 7.12    Confidentiality.
(a)    Effective upon Closing, the Confidentiality Agreement will be automatically deemed terminated. Seller and Purchaser agree that the provisions of this Agreement shall be kept confidential, and each Party shall cause its Affiliates and instruct its representatives to keep this Agreement confidential, except as disclosure (i) may be required by applicable Law, rules and regulations of Governmental Bodies or stock exchanges, (ii) of information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 7.12(a), (iii) to the extent required to be disclosed in connection with complying with or obtaining a waiver of any preferential purchase right or consents to assignment (including the negotiation and execution of the University Lands Agreement), (iv) to the extent that such Party must disclose the same in any proceeding brought by it to enforce its rights under this Agreement, (v) is contemplated by the terms of this Agreement or (vi) to any potential subsequent purchaser of any Assets, or to investors or limited partners of Seller’s private equity fund members with respect to financial or economic returns or performance and similar financially-focused information if disclosed on a confidential basis. This Section 7.12(a) shall not prevent either Party from recording the assignments and other instruments of conveyance to be delivered at the Closing or from complying with any disclosure requirements of Governmental Bodies that are applicable to the transfer of the Assets. The covenant set forth in this Section 7.12(a) shall terminate two years after the Closing Date. Notwithstanding the foregoing, after Closing, either Party or its Affiliates may disclose high-level summary financial information regarding the transactions contemplated by this Agreement in industry conference presentations or similar disclosures to potential or actual limited investors; provided, Seller shall not disclose the name of Purchaser or its Affiliates in any such disclosures.

(b)    Effective as of and after Closing, for a period of one year following the Closing Date, and except as required by Law or rule (including a rule of any stock exchange), Seller shall not, and shall direct its officers, directors and employees not to, disclose to any third party any confidential information regarding the Assets, but not including information that (i) is generally available to the public as of the Closing Date or (ii) becomes generally available to the public after the Closing Date other than as a result of disclosure by Seller in violation of this Section 7.12(b); provided, however, that the foregoing shall not restrict such disclosures to the extent (1) necessary for Seller to perform this Agreement (including such disclosure to Governmental Bodies or third parties holding any preferential purchase right or consents to assignment or other rights that may be applicable to the transaction contemplated by this Agreement as is reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents and disclosure to any representatives of Seller to the extent necessary to assist Seller with the performance of their obligations hereunder), (2) required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates, (3) necessary for Tax or financial statement purposes, (4) related to any dispute under or related to this Agreement, the other documents executed pursuant to or in connection with this Agreement, or the transactions contemplated hereby or thereby, (5) disclosed in connection with a Party enforcing its rights under this Agreement, or (6) disclosed to investors or limited partners of Seller’s private equity fund members with respect to financial or economic returns or performance and similar financially-focused information if disclosed on a confidential basis.
(c)    Each Party agrees that the other Party will not have an adequate remedy at Law if a Party violates any of the terms of Section 7.12. In such event, the Parties agree that the non-defaulting Party will have the right, in addition to any others it may have, to obtain injunctive relief to restrain any breach or threatened breach of the terms of Section 7.12 or to seek specific performance of such terms.
Section 7.13    Listing of Stock Consideration. At the Closing, Purchaser Parent shall issue the Stock Consideration in accordance with all applicable securities Laws and the rules and policies of The New York Stock Exchange. Without limiting the generality of the foregoing, Purchaser Parent shall complete all such filings with The New York Stock Exchange and otherwise take all such actions as may be reasonably necessary for the Stock Consideration to be accepted by The New York Stock Exchange for issuance and approved for listing thereon from and after the time of Closing, subject to official notice of issuance. If Purchaser Parent applies to have the Purchaser Parent Common Stock or other securities traded on any principal stock exchange or market other than The New York Stock Exchange, it shall include in such application the Stock Consideration and will take such other action as is necessary to cause such Stock Consideration to be so listed.
Section 7.14    Conduct of Business of Purchaser Parties. Except (A) as expressly contemplated by the other provisions of this Agreement, (B) as required by applicable Law, or (C) as consented to in writing by Seller, which consent shall not be unreasonably withheld, conditioned or delayed, until the Closing, the Purchaser Parties:

(a)    shall operate in the ordinary course of business;
(b)    shall not amend their Charter Documents;
(c)    shall not liquidate, dissolve, recapitalize or otherwise wind up any Purchaser Party;
(d)    except to the extent that an appropriate Make-Whole Adjustment has been mutually agreed by Seller and Purchaser Parent in writing, adopt a plan of complete or partial liquidation, dissolution, merger, exchange, consolidation, restructuring, recapitalization or other reorganization of any Purchaser Party;
(e)    except to the extent that an appropriate Make-Whole Adjustment has been mutually agreed by Sellers and Purchaser Parent in writing, declare, set aside, make or pay any dividend or other distribution on any capital stock or other equity interests of any Purchaser Party, whether payable in cash or other equity interests, property or otherwise, other than any regular cash distributions in the ordinary course of business consistent with past practice with customary record and payment dates; or
(f)    except to the extent that an appropriate Make-Whole Adjustment has been mutually agreed by Seller and Purchaser Parent in writing, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other equity interests of Purchaser Parent.
Section 7.15    Required Financial and Reserve Information.
(a)    From and after the Execution Date, Seller shall cooperate with Purchaser Parent, its Affiliates and Purchaser Parent’s auditors in connection with the preparation of any financial statements of Purchaser Parent or its Affiliates pertaining to the Assets and any related pro forma financial statements or other financial information, and the conduct of audits or reviews of such financial statements, required under federal securities Laws or rules and regulations of the SEC or under customary practice for securities offerings made pursuant to Rule 144A under the Securities Act, in connection with (i) any filing by Purchaser Parent or any of its Affiliates with the SEC pursuant to the Securities Act or the Exchange Act, or (ii) any offering memorandum or similar document relating to a private offering of securities of Purchaser Parent or its Affiliates pursuant to Rule 144A under the Securities Act or otherwise. In connection with such cooperation, from and after the Execution Date, Seller shall: (A) provide to Purchaser Parent, its Affiliates and Purchaser Parent’s auditors reasonable access to the books, records, information, and documents that are related to the Assets and Seller that are in Seller’s possession or control reasonably required by Purchaser Parent, its Affiliates, and Purchaser Parent’s auditors in order to prepare, audit, and review such financial statements and other financial information; (B) provide to Purchaser Parent, its Affiliates, and Purchaser Parent’s auditors reasonable access to Seller’s officers, managers, employees, agents, and representatives who were responsible for preparing or maintaining the financial records and work papers and other supporting documents used in the preparation of such financial statements; (C) use its commercially reasonable efforts to deliver one or more customary representation letters from Seller to such Purchaser Parent’s auditors that are reasonably requested to allow such auditors to complete an audit or review of any such financial statements; and (D) use its commercially reasonable efforts to cause the independent auditor of Seller that conducted any audit of such financial statements to (1) consent to the use of such independent auditor’s report, and to be named as an expert or as having prepared such report, in any SEC filing or offering memorandum or similar document referred to above and (2) provide customary “comfort letters” to any underwriter or purchaser in a securities offering by Purchaser Parent or its Affiliates.
(b)    Purchaser Parent shall reimburse Seller, within ten (10) Business Days after receipt of demand in writing therefor, together with such reasonable supporting documents as may be requested by Purchaser Parent, for all third-party costs and expenses reasonably incurred by Seller in connection with Seller’s compliance with this Section 7.15, excluding, for the avoidance of doubt, reimbursement of overhead, salaries, or benefits attributable to Seller’s and its Affiliates’ employees for the provision of such assistance and cooperation. Notwithstanding the foregoing, nothing herein shall expand Seller’s representations, warranties, covenants, or agreements set forth in this Agreement or give Purchaser, its Affiliates, or any Third Party any rights to which it is not entitled hereunder.
Section 7.16    Purchaser Parent Share Restriction. During the period beginning on the Closing Date and ending ninety (90) days after the Closing Date (excluding the Closing Date for purposes of calculating such date, “Purchaser Parent Share Restriction Period”), Seller will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Purchaser Parent Common Stock constituting the Stock Consideration or securities convertible into or exchangeable or exercisable for shares of Purchaser Parent Common Stock constituting the Stock Consideration, enter into a transaction which would have the same effect, or enter into any Hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of Purchaser Parent Common Stock constituting the Stock Consideration, whether any such transaction is to be settled by delivery of the shares of Purchaser Parent Common Stock constituting the Stock Consideration or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, Hedge, or other arrangement, including, for the avoidance of doubt, Hedges entered into following the commencement of the Purchaser Parent Share Restriction Period but settled subsequent to the termination of the Purchaser Parent Share Restriction Period. Nothing in this Section 7.16 shall prohibit or limit the ability to effect any transfer of Purchaser Parent Common Stock (a) to any Affiliate of Seller, (a) through a distribution to the equityholders of Seller or its Affiliates or any of their respective equityholders, members, limited partners, general partners, or Affiliates, or (a) to any investment fund or other entity controlled or managed by any Affiliate of Seller; provided that, in the case of the preceding clauses (a)-(c), (i) the transferee agrees to be bound in writing by the restrictions set forth herein and (i) any such transfer shall not involve a disposition for value.
Section 7.17    Further Assurances. After the Closing, each Party agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any other Transaction Document delivered pursuant to this Agreement.

ARTICLE 8
CONDITIONS TO CLOSING
Section 8.1    Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to the Closing of each of the following conditions:
(a)    Representations. The representations and warranties of the Purchaser Parties set forth in Article 6 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Purchaser Parent Material Adverse Effect or a material adverse effect on the transactions contemplated by this Agreement (provided, however, that to the extent such representation or warranty is qualified by its terms by Purchaser Parent Material Adverse Effect, material adverse effect or other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this Section 8.1(a) and the Purchaser Parent Material Adverse Effect and material adverse effect qualification contained in this Section 8.1(a) shall apply in lieu thereof).
(b)    Performance. The Purchaser Parties shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by them under this Agreement prior to or on the Closing Date.
(c)    Pending Litigation. No Proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief (except with respect to Casualty Assets subject to Section 3.6).
(d)    Deliveries. Purchaser shall have delivered to Seller duly executed counterparts of the Conveyance and the other Transaction Documents and certificates to be delivered by Purchaser under Section 9.3.
(e)    Title Defects and Environmental Defects. The aggregate amount of (i) the sum of all Title Defect Amounts for actual Title Defects covered by Section 3.4(d)(i), less the sum of all Title Benefit Amounts for actual Title Benefits, as determined under Article 3, plus (ii) the sum of all Environmental Defect Amounts for actual Environmental Defects covered by Section 4.4(a)(i), shall not exceed an amount equal to fifteen percent (15%) of the Purchase Price.
(f)    Payment. Purchaser shall be ready, willing and able to pay the Closing Payment (less the Deposit).
(g)    Listing of Stock Consideration. The Stock Consideration shall be approved for listing on The New York Stock Exchange, subject only to official notice of issuance.

Section 8.2    Conditions of the Purchaser Parties to Closing. The obligations of the Purchaser Parties to consummate the transactions contemplated by this Agreement are subject, at the option of the Purchaser Parties, to the satisfaction on or prior to the Closing of each of the following conditions:
(a)    Representations. The representations and warranties of Seller set forth in Article 5 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided, however, that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect or other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this Section 8.2(a) and the Material Adverse Effect qualification contained in this Section 8.2(a) shall apply in lieu thereof).
(b)    Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.
(c)    Pending Litigation. No Proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief (except with respect to Casualty Assets subject to Section 3.6).
(d)    Deliveries. Seller shall be ready, willing and able to deliver to the Purchaser Parties duly executed counterparts of the Conveyances and the other material Transaction Documents and certificates to be delivered by Seller under Section 9.2.
(e)    Title Defects and Environmental Defects. The aggregate amount of (i) the sum of all Title Defect Amounts for actual Title Defects covered by Section 3.4(d)(i), less the sum of all Title Benefit Amounts for actual Title Benefits, as determined under Article 3, plus (ii) the sum of all Environmental Defect Amounts for actual Environmental Defects covered by Section 4.4(a)(i), shall not exceed an amount equal to fifteen percent (15%) of the Purchase Price.
(f)    University Lands. The University Lands Consents shall have been obtained and delivered to the Parties without conditions other than (i) the payment of the fee, if any, described in Section 3.5(c), (ii) conditions and terms set forth in the University Lands Agreement or (iii) other conditions which are approved in writing by Purchaser.

ARTICLE 9
CLOSING
Section 9.1    Time and Place of Closing.
(a)    The consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of DLA Piper LLP (US) at 1000 Louisiana Street, Suite 2800, Houston, Texas 77002, at 10:00 A.M. local time, on (i) February 12, 2018 (the “Scheduled Closing Date”) or (ii) if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived, as soon as thereafter as such conditions have been satisfied or waived, subject to the rights of the Parties under Article 10.
(b)    The date on which the Closing occurs is herein referred to as the “Closing Date.”
Section 9.2    Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to the Purchaser Parties, among other things, the following:
(a)    the Conveyances, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller;
(b)    to the extent applicable, assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, duly executed by Seller;
(c)    letters-in-lieu of division or transfer orders covering the Assets that are prepared and provided by Purchaser and reasonably satisfactory to Seller to reflect the transactions contemplated hereby, duly executed by Seller;
(d)    a certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller in his capacity as officer that (i) the representations and warranties of Seller set forth in Article 5 are true and correct as of the Execution Date and as of the Closing Date, in each case as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which are true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this certification and the Material Adverse Effect qualification contained in this certification shall apply in lieu thereof), and (ii) Seller has performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
(e)    releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, fixture filings and other recorded encumbrances burdening the Assets in favor of Wells Fargo Bank, National Association (or, if applicable, of any other lender of Seller or its Affiliates);
(f)    an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign Person within the meaning of the Code;
(g)    a counterpart of the TSA executed by Seller;
(h)    a counterpart of the Registration Rights Agreement in the form set forth as Exhibit G, duly executed by Seller; and
(i)    the Defect Escrow Agreement, duly executed by Seller;
(j)    the Indemnity Escrow Agreement, duly executed by Seller; and
(k)    joint written instructions instructing the Deposit Escrow Agent to release the Deposit to Seller, duly executed by Seller.
Section 9.3    Obligations of the Purchaser Parties at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, the Purchaser Parties shall deliver or cause to be delivered to Seller, among other things, the following:
(a)    a wire transfer of the Closing Payment (less the Deposit) in same-day funds;
(b)    a book entry by Purchaser Parent’s transfer agent representing the Stock Consideration to be made in favor of Seller minus the Escrowed Shares;
(c)    the Conveyances, duly executed by Purchaser;
(d)    copies of all Asset Bonds required to be obtained by Purchaser under Section 12.6 or other written evidence that Purchaser is not required under Section 12.6 to obtain such items;
(e)    letters-in-lieu of division or transfer orders covering the Assets that are prepared and provided by Purchaser and reasonably satisfactory to Seller to reflect the transactions contemplated hereby, duly executed by Purchaser;
(f)    a certificate duly executed by an authorized officer of each Purchaser Party, dated as of Closing, certifying on behalf of the applicable Purchaser Party in his capacity as officer that (i) the representations and warranties of the Purchaser Parties set forth in Article 6 are true and correct as of the Execution Date and as of the Closing Date, in each case as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which are true and correct on and as of such specified date), except for such breaches, if any, as would not have a Purchaser Parent Material Adverse Effect or a material adverse effect on the transactions contemplated by this Agreement (provided that to the extent such representation or warranty is qualified by its terms by Purchaser Parent Material Adverse Effect, material adverse effect or other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this certification and the Purchaser Parent Material Adverse Effect and material adverse effect qualification contained in this certification shall apply in lieu thereof), and (ii) the Purchaser Parties have performed and observed, in all material respects, all covenants and agreements to be performed or observed by them under this Agreement prior to or on the Closing Date;
(g)    a counterpart of the TSA executed by Purchaser;
(h)    a counterpart of the Registration Rights Agreement, duly executed by Purchaser;
(i)    the Escrowed Shares to the Indemnity Escrow Agent;
(j)    the Defect Escrow Agreement, duly executed by Purchaser;
(k)    the Indemnity Escrow Agreement, duly executed by Purchaser; and
(l)    joint written instructions instructing the Deposit Escrow Agent to release the Deposit to Seller, duly executed by Purchaser.
Section 9.4    Closing Payment and Post-Closing Purchase Price Adjustments.
(a)    Not later than four (4) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement estimating the adjusted Cash Consideration after giving effect to all adjustments to the Cash Consideration set forth in Section 2.2 and the Deposit. The estimate delivered in accordance with this Section 9.4(a) shall be used to calculate the Cash Consideration to be paid by Purchaser to Seller at the Closing (the “Closing Payment”).
(b)    As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Cash Consideration and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement. Seller shall supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the thirtieth (30th) day following receipt of Seller’s statement and such documentation hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes to be made to such statement. Purchaser may not later contest or submit to the Independent Expert any amounts or adjustments that were not contested in Purchaser’s written report, which amounts or adjustments Purchaser will be deemed to have accepted. If Purchaser does not timely deliver such written report within such thirty (30) day period, Purchaser shall be deemed to agree with the adjustments set forth in Seller’s statement. Seller may not later contest or submit to the Independent Expert any amounts or adjustments that were not set forth in Seller’s statement. The Parties shall undertake to agree on the final statement of the Adjusted Cash Consideration no later than one hundred forty five (145) days after the Closing Date (to the extent such statement is final, the “Final Settlement Statement”). In the event that the Parties cannot agree on the Adjusted Cash Consideration within one hundred forty five (145) days after the Closing Date, the specific disputed items will be automatically referred to an independent expert of the Parties’ choosing with at least ten (10) years of oil and gas accounting experience for arbitration (the “Independent Expert”). If the Parties are unable to agree upon an Independent Expert, then such Independent Expert shall be selected by any Federal District Court or State District Court Judge in Houston, Texas. The Independent Expert shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.4(b). The Independent Expert’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall, without limiting Purchaser’s right to indemnity under Section 11.2(c)(v), be final and binding on both Parties, without right of appeal; provided that disputes relating to any Title Defects or Environmental Defects (including adjustments or remedies to be provided on account thereof) shall be resolved in accordance with Section 3.4(h) and Section 4.4(b), respectively. In determining the proper amount of any adjustment to the Purchase Price, the Independent Expert shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Independent Expert shall act as an expert for the limited purpose of determining the specific disputed matters submitted by any Party and may not award damages or penalties to any Party with respect to any matter. Each Party shall each bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of the costs and expenses of the Independent Expert. Within ten (10) days after the date on which the Parties agree (or are deemed to agree) on the Final Settlement Statement or the Independent Expert finally determines the disputed matters, as applicable, (i) Purchaser shall pay to Seller the amount by which the final adjusted Cash Consideration exceeds the sum of the Closing Payment plus the Deposit or (ii) Seller shall pay to Purchaser the amount by which the sum of the Closing Payment plus the Deposit exceeds the final adjusted Cash Consideration, as applicable. The Final Settlement Statement that is agreed or determined shall be final and binding on the Parties for all purposes under Section 2.2, Section 2.3 and this Section 9.4, and no Party shall be entitled to any further adjustment to the Purchase Price, subject to Section 9.4(c).
(c)    In the event that any Properties or Contract Acreage are subject to unresolved Title Defects, Environmental Defects, University Lands Consents, Consent Requirements or preferential rights to purchase as of the Final Settlement Date, or any unresolved accounting adjustments under Section 2.2 directly related thereto (which for the avoidance of doubt would be resolved by the Independent Expert, except as otherwise agreed or as provided elsewhere in this Agreement), then within ten (10) Business Days after the resolution of each such matter (or all such matters if agreed by Purchaser and Seller), Purchaser and Seller shall further account and make payments to one another in a manner consistent with Section 2.2 to appropriately reflect the resolution of each such matter, taking into account the adjustments and payments previously made with the Final Settlement Statement.
(d)    All payments made or to be made hereunder to Seller shall be in cash by electronic transfer of immediately available funds to the account of Seller pursuant to the wiring instructions reflected in Schedule 9.4(d) or as separately provided in writing. All payments made or to be made hereunder to Purchaser shall be in cash by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.
ARTICLE 10
TERMINATION
Section 10.1    Termination. Subject to Section 10.2, this Agreement may be terminated: (a) at any time prior to Closing by the mutual prior written consent of Seller and the Purchaser Parties, (b) by Seller or the Purchaser Parties if Closing has not occurred on or before March 12, 2018 (the “Termination Date”), (c) by the Purchaser Parties if any condition set forth in Section 8.2 has not been satisfied or waived by the Purchaser Parties at Closing, or (d) by Seller if any condition set forth in Section 8.1 has not been satisfied or waived by Seller at Closing; provided, however, that termination under clauses (b), (c) or (d) shall not be effective until the Party electing to terminate has delivered written notice to the other Party of its election to so terminate. Notwithstanding the foregoing, if a Party’s failure to perform or observe any of its covenants or obligations under this Agreement, or the inaccuracy of any of its representations, has been the cause of, or shall have resulted in, the failure of Closing to occur on or prior to the Termination Date because the conditions to the other Party’s obligation to perform at Closing in Article 8 have not been satisfied, the defaulting Party shall not be entitled to exercise any right of termination under this Section 10.1.
Section 10.2    Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, except as set forth in this Section 10.2 or Section 10.3, or is validly terminated pursuant to Section 2.4, this Agreement shall become void and of no further force or effect (except for the Confidentiality Agreement, the provisions of Sections 5.6, 6.5, 7.6, 10.2, 10.3, 11.7, 12.2, 12.4, 12.7, 12.8, 12.9, 12.11, 12.12, 12.14, 12.15, 12.16, 12.17, 12.18 and 12.19, and all disclaimers herein, all of which shall survive such termination and continue in full force and effect in accordance with their respective terms) and the transactions contemplated hereby shall be abandoned without any further action or liability to any Party or its respective Indemnitees, and following such termination, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
Section 10.3    Remedies Upon Termination.
(a)    If this Agreement is terminated by Seller pursuant to Section 10.1(b) or Section 10.1(d), Seller has performed or is ready, willing and able to perform all of its agreements and covenants contained herein in all material respects which are to be performed or observed at the Closing, and the Purchaser Parties have materially breached (or with respect to payments of the Adjusted Purchase Price, any breach) any of the agreements or covenants of the Purchaser Parties contained herein which are to be performed or observed at the Closing, then (i) Seller and the Purchaser Parties shall promptly execute joint written instructions to the Deposit Escrow Agent authorizing the Deposit Escrow Agent to release the Deposit to Seller and (ii) Seller may retain the Deposit as liquidated damages as Seller’s sole and exclusive remedy for any breach or failure to perform by the Purchaser Parties under this Agreement, except for the indemnities provided in Section 7.6, and all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Seller. Seller and the Purchaser Parties agree upon the Deposit as liquidated damages due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof, and Seller and the Purchaser Parties agree that such amount would be a reasonable estimate of Seller’s loss in the event of any such breach or failure to perform by the Purchaser Parties. Upon such termination, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
(b)    If this Agreement is terminated by the Purchaser Parties pursuant to Section 10.1(b) or Section 10.1(c), the Purchaser Parties have performed or are ready, willing and able to perform all of the agreements and covenants of the Purchaser Parties contained herein in all material respects which are to be performed or observed at the Closing, and Seller has materially breached any of its agreements or covenants contained herein which are to be performed or observed at the Closing, then at the option of the Purchaser Parties:
(i)    (i) Seller and the Purchaser Parties shall promptly execute joint written instructions to the Deposit Escrow Agent authorizing the Deposit Escrow Agent to release the Deposit to the Purchaser Parties, (ii) the Purchaser Parties shall receive the Deposit and (iii) the Purchaser Parties shall be entitled to seek money damages from Seller available at Law for Seller’s applicable breach of this Agreement subject to Section 12.18, as the sole and exclusive remedy of the Purchaser Parties for any breach or failure to perform by Seller under this Agreement, and all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by the Purchaser Parties, and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
(ii)    in lieu of termination of this Agreement, the Purchaser Parties shall be entitled to specific performance of this Agreement, it being specifically agreed that monetary damages will not be sufficient to compensate the Purchaser Parties if the Purchaser Parties determine the same in the sole discretion of the Purchaser Parties. To seek specific performance and as a condition thereto, the Purchaser Parties must deliver the notice in writing to Seller of the election of the Purchaser Parties to seek specific performance under this Section 10.3(b)(ii) within thirty (30) days counted from and after the Termination Date. If the Purchaser Parties elect to seek specific performance of this Agreement pursuant to this Section 10.3(b)(ii), the Deposit shall be held by Deposit Escrow Agent, until a non-appealable final judgment or award on the claim of the Purchaser Parties for specific performance is rendered, at which time Seller and the Purchaser Parties shall promptly execute joint written instructions to the Deposit Escrow Agent authorizing the Deposit Escrow Agent to distribute the Deposit as provided in the judgment or award resolving the specific performance claim or shall be applied as provided in Section 2.4 of this Agreement. Seller hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to specifically enforce the terms and provisions of this Agreement or to enforce compliance with, the covenants and agreements of Seller under this Agreement. The Purchaser Parties shall not be required to provide any bond or other security in connection with seeking an injunction or injunctions to enforce specifically the terms and provisions of this Agreement. The Purchaser Parties hereto further agree that (A) by seeking the remedies provided for in this paragraph, including by the institution of a court proceeding, the Purchaser Parties shall not in any respect waive the right of the Purchaser Parties to seek any other form of relief that may be available to the Purchaser Parties under this Agreement (including those set forth in Section 10.2 and Section 10.3(b)(i)) in the event that the remedies provided for in this paragraph are not available or otherwise are not granted, and (B) nothing set forth in this paragraph shall require the Purchaser Parties to institute any Proceeding for (or limit the right of the Purchaser Parties to institute a Proceeding for) specific performance prior or as a condition to exercising any termination right under this Article 10, nor shall the commencement of any Proceeding pursuant to this paragraph restrict or limit the right of the Purchaser Parties to terminate this Agreement in accordance with this Article 10.
(c)    If this Agreement terminates for reasons other than those set forth in Section 10.3(a) or Section 10.3(b), Seller and the Purchaser Parties shall promptly execute joint written instructions to the Deposit Escrow Agent authorizing the Deposit Escrow Agent to release the Deposit to the Purchaser Parties, free of any claims by Seller to the Deposit, and the terms of Section 10.2 shall apply.
(d)    Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to receive interest on the Deposit, whether the Deposit is applied against the Purchase Price or returned to Purchaser pursuant to this Section 10.3.
ARTICLE 11
POST-CLOSING OBLIGATIONS; INDEMNIFICATION; LIMITATIONS; DISCLAIMERS AND WAIVERS
Section 11.1    Receipts.
(a)    Except as otherwise provided in this Agreement, any production from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the Final Settlement Date shall be treated as follows: (i) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully disclose, account for and remit the same to Purchaser within ten (10) days of Seller’s receipt of the same, and (ii) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller is entitled under Section 1.4 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same to Seller within ten (10) days of Purchaser’s receipt of the same.
(b)    Notwithstanding any other provisions of this Agreement to the contrary, Seller shall be entitled to retain (and Purchaser shall not be entitled to any decrease to the Purchase Price in respect of) all overhead charges it has collected, billed or which shall be billed later, relating to the Seller-Operated Assets and relating to the period from the Effective Time to the Closing Date.
Section 11.2    Assumption and Indemnification.
(a)    Without limiting the Purchaser Parties’ rights to indemnity under this Article 11, on and effective as of the Closing Date, Purchaser hereby assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including but not limited to (i) obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, (ii) gas balancing obligations and other obligations arising from Imbalances, (iii) obligations to pay Property Costs and to accommodate joint interest audits of same, (iv) obligations to pay working interests, royalties, and overriding royalties, and to pay the Suspended Proceeds and other interests to be held in suspense, (v) obligations to plug or abandon and reclamation of wells, facilities, platforms and pipelines, and to dismantle structures, and to restore and/or remediate the Assets in accordance with applicable agreements, Leases or Laws (including Environmental Laws), (vi) any claims regarding the general method, manner or practice of calculating or making royalty payments (or payments for overriding royalties or similar burdens on production) with respect to the Properties, and (vii) continuing obligations, if any, under any Contracts or other agreements pursuant to which Seller or its Affiliates purchased or acquired Assets prior to the Closing (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the “Assumed Seller Obligations”), it being understood that Purchaser shall similarly bear all risk of loss associated with the Assets (including changes in condition) to the extent set forth in Section 3.6; provided, however, that the Assumed Seller Obligations do not include and Purchaser does not assume any (x) Seller Taxes or (y) obligations or liabilities of Seller to the extent, and only during the applicable survival period, that they are Seller Indemnity Obligations.
(b)    Except for Damages for which Seller is required to indemnify Purchaser Indemnitees under Section 11.2(c) at the time an applicable Claim Notice is provided to Seller, from and after Closing, Purchaser shall indemnify, defend and hold harmless Seller

Indemnitees from and against all Damages incurred or suffered by Seller Indemnitees caused by, arising out of or resulting from:
(i)    the Assumed Seller Obligations;
(ii)    the ownership, use or operation of the Assets at and after the Closing Date;
(iii)    the breach by any Purchaser Party of such Purchaser Party’s covenants or agreements herein that survive the Closing;
(iv)    any breach asserted during the applicable survival period of any representation or warranty made by any Purchaser Party contained in Article 6 of this Agreement or in the certificate delivered by the Purchaser Parties at Closing pursuant to Section 9.3(f) (disregarding any materiality, material adverse effect or Purchaser Parent Material Adverse Effect qualifiers in such certificate); or
(v)    any claims or actions asserted by Persons (including Governmental Bodies) with respect to any violation of Environmental Law with respect to an Asset or any remediation or other corrective action required for an Asset under any Environmental Law regardless of whether known or unknown, or whether attributable to periods of time before, on or after the Effective Time.
EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES OR ANY INDEMNIFIED PARTY, OTHER THAN THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER INDEMNITIES OR ANY INDEMNIFIED PARTY.
(c)    From and after Closing, Seller shall indemnify, defend and hold harmless Purchaser Indemnitees against and from all Damages incurred or suffered by Purchaser Indemnitees to the extent caused by, arising out of or resulting from (the “Seller Indemnity Obligations”):
(i)    any breach asserted during the applicable survival period of any of Seller’s covenants or agreements herein;
(ii)    any breach asserted during the applicable survival period of any representation or warranty made by Seller contained in Article 5 of this Agreement or in the certificate delivered by Seller at Closing pursuant to Section 9.2(d) (disregarding any materiality or Material Adverse Effect qualifiers in such certificate);
(iii)    the Excluded Assets;
(iv)    the Retained Seller Obligations; or

(v)    any and all Seller Taxes.
(d)    Notwithstanding anything to the contrary contained in this Agreement, except for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyances (subject to Section 7.9), this Section 11.2 contains the Parties’ exclusive remedy against each other with respect to breaches of this Agreement, including breaches of the representations and warranties contained in Articles 5 and 6, the covenants and agreements that survive the Closing pursuant to the terms of this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by the Parties at Closing pursuant to Sections 9.2(d) or 9.3(f), as applicable, it being acknowledged that the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereby waive. Except for the remedies contained in this Section 11.2 and for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), each Purchaser Party (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) releases, remises and forever discharges the Seller Indemnitees from any and all Damages whatsoever, in Law or in equity, known or unknown, which such Persons might now or subsequently may have, based on, relating to or arising out of this Agreement, Seller’s ownership, use or operation of the Assets, the Assumed Seller Obligations, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and under other Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and common law rights of contribution, rights under agreements between Seller and any Persons who are Affiliates of Seller, and rights under insurance maintained by Seller or any Person who is an Affiliate of Seller, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, BUT EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), OF ANY RELEASED PERSON, excluding, however, any contractual rights between (i) Purchaser or any of Purchaser’s Affiliates and (ii) Seller or any of Seller’s Affiliates under the Transaction Documents.
(e)    “Damages”, for purposes of this Agreement, shall mean the amount of any actual liability, loss, cost, diminution in value, expense, claim, demand, notice of violation, investigation by any Governmental Body, administrative or other Proceeding, payment, charge, obligation, fine, penalty, deficiency, award or judgment incurred or suffered by any Indemnified Party arising out of or resulting from the indemnified matter, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Purchaser Indemnitee shall be entitled to indemnification under this Section 11.2 for Damages that constitute (i) Damages that are waived or not recoverable under Section 12.18 or (ii) Damages that arise from a liability, loss, cost, expense for which Purchaser receives an adjustment to the Purchase Price under Section 2.2 to the extent of such adjustment; provided, further, that no Seller Indemnitee shall be entitled to indemnification under this Section 11.2 for Damages that constitute (A) Damages that are waived or not recoverable under Section 12.18 or (B) Damages that arise from a liability, loss, cost, expense for which Seller receives an adjustment to the Purchase Price under Section 2.2 to the extent of such adjustment.
(f)    Notwithstanding any other provision of this Agreement or a document to be delivered hereto to the contrary, any claim for indemnity to which a Seller Indemnitee or Purchaser Indemnitee is entitled must be asserted by and through Seller or any Purchaser Party, as applicable.
(g)    The amount of any Damages for which an Indemnified Party is entitled to indemnity under Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Party or its Affiliates with respect to such Damages (net of any collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates). Upon the request of the Indemnifying Party, to the extent reasonably available to the Indemnified Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Agreement.
Section 11.3    Indemnification Actions. All claims for indemnification under Section 11.2 shall be asserted and resolved as follows:
(a)    For purposes of this Article 11, the term “Indemnifying Party” when used in connection with particular Damages shall mean the Party having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Party” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Party pursuant to this Article 11, subject to Section 11.2(f).
(b)    To make a claim for indemnification under Article 11, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 11.3 shall not relieve the Indemnifying Party of its obligations under Section 11.2 except to the extent such failure prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.
(c)    In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have fourteen (14) Business Days from its receipt of the Claim

Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such fourteen (14) Business Day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party all costs of which shall be included as Damages in respect of such claim for indemnification. The failure to provide notice to the Indemnified Party shall be deemed to be a denial of liability, except as may be provided in a subsequent notice from the Indemnifying Party to the Indemnified Party.
(d)    If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and all related Proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the sole cost of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, at its sole cost without any right of reimbursement, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(d). Irrespective of whether the Indemnified Party elects to participate in contesting a Third Party Claim subject to this Section 11.3(d) in accordance with the foregoing sentence, the Indemnifying Party at its sole cost and expense shall provide to the Indemnified Party the following information with respect to the Third Party Claim: all filings made by any party; all written communications exchanged between any parties to the extent available to the Indemnifying Party and not subject to a restriction on disclosure to the Indemnified Party or potential waiver of attorney-client privilege in favor of the Indemnifying Party or the Indemnified Party; and all orders, opinions, rulings or motions. The Indemnifying Party shall deliver the foregoing items to the Indemnified Party promptly after they become available to the Indemnifying Party. An Indemnifying Party shall not, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include a written release of the Indemnified Party from all liability in respect of such Third Party Claim, or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party, in each case except for any settlement made by the Indemnifying Party in which the only consideration is the payment of money damages (or similar consideration) and/or obligations undertaken by the Indemnifying Party and which payment and/or undertaking would otherwise resolve all or a portion of the Third Party Claim.
(e)    If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle a Third Party Claim, then the Indemnified Party shall have the right to defend against such Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of such Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed payment or settlement, whether whole or partial, and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim or portion thereof and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed payment or settlement. If the Indemnifying Party fails to respond and admit in writing its liability during such ten (10) day period, the Indemnifying Party will be deemed to have denied liability and not approved such proposed payment or settlement.
(f)    In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure or remedy the Damages complained of, (ii) admit its liability for such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured or remedied the Damages or that it disputes the claim for such Damages, the Indemnifying Party shall be deemed to have disputed the claim for such Damages.
Section 11.4    Limitation on Actions.
(a)    All representations and warranties of Seller and the Purchaser Parties contained herein shall survive until the date that is twelve (12) months from and after the Closing Date and expire thereafter; provided, however, that the representations and warranties of Seller contained in Sections 5.2, 5.3, 5.4, 5.6 and 5.8, and the representations and warranties of the Purchaser Parties contained in Sections 6.1, 6.2, 6.3, 6.5, 6.8, 6.9 and 6.10 shall survive until the expiration of the applicable statute of limitations period. The covenants and other agreements of Seller and the Purchaser Parties set forth in this Agreement to be performed on or before the Closing shall expire on the day that is twelve (12) months following the Closing Date and each other covenant and agreement of Seller and the Purchaser Parties shall survive the Closing until fully performed in accordance with its terms and expire thereafter. The affirmations of representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Sections 9.2(d) and 9.3(f), as applicable, shall survive the Closing as to each representation, warranty covenant and agreement so affirmed for the same period of time that the specific representation, warranty, covenant or agreement survives the Closing pursuant to this Section 11.4, and shall expire thereafter. Representations, warranties, covenants and agreements shall terminate and be of no further force and effect after the respective date of their expiration, after which time no claim may be asserted thereunder by any Person; provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration or termination date.
(b)    The indemnities in Section 11.2(b)(iii) and Section 11.2(b)(iv) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Purchaser’s indemnities in Sections 7.6, 11.2(b)(i), 11.2(b)(ii) and 11.2(b)(v) shall continue without time limit. Seller’s indemnities in Section 11.2

(c)(i) and Section 11.2(c)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Seller’s indemnity in Section 11.2(c)(iii) and Section 11.2(c)(v) shall continue without time limit (but in the case of Section 11.2(c)(v), subject however to the applicable statutes of limitations). Seller’s indemnity in Section 11.2(c)(iv) shall terminate on the second anniversary of the Closing, except that with respect to clause (B) of the defined term of “Retained Seller Obligations”, Seller’s indemnity in Section 11.2(c)(iv) shall terminate on the date that is eighteen (18) months after the Closing.
(c)    Notwithstanding anything to the contrary contained elsewhere in this Agreement, except for (i) claims for breaches of Seller’s covenants (excluding Section 7.5), (ii) claims for breaches of the Special Warranty, (iii) claims based on a breach of Seller’s representation in Section 5.6 or Section 5.8, (iv) claims brought under Section 11.2(c)(v), or (v) the adjustments to the Purchase Price under Section 2.2 and any payments in respect thereof:
(i)    Seller shall not be required to indemnify any Person under Section 11.2(c)(ii) for any individual liability, loss, cost, expense, claim, award or judgment that does not exceed One Hundred Thousand Dollars ($100,000), and such individual Damages may not be applied towards the Indemnity Deductible;
(ii)    Subject to Section 11.4(c)(i), Seller shall not have any liability for indemnification under Section 11.2(c)(ii) until and unless the aggregate amount of the liability for all Damages for which Claim Notices are timely delivered by the Purchaser Parties exceeds a deductible amount equal to one and one-half percent (1.5%) of the Purchase Price (the “Indemnity Deductible”), after which point the Purchaser Parties (or Purchaser Indemnitees) shall be entitled to claim Damages in excess of the Indemnity Deductible; and
(iii)    Seller shall not be required to indemnify the Purchaser Parties and Purchaser Indemnitees under Section 11.2(c)(ii) or Section 11.2(c)(i) (as it pertains to Section 7.5) for aggregate Damages in excess of ten percent (10%) of the Purchase Price.
(d)    Notwithstanding anything to the contrary contained in this Agreement, in no event shall Seller’s aggregate liability arising from claims under this Agreement exceed the Purchase Price.
(e)    Seller shall not be required to indemnify the Purchaser Parties under Section 11.2(c)(ii) for any Property Tax (or portion thereof) allocable to Purchaser under Section 7.8(a) as a result of a breach by Seller of any representation or warranty set forth in Section 5.8, except to the extent the amount of such Property Tax (or portion thereof) (i) exceeds the amount that would have been due absent such breach or (ii) was taken into account as an adjustment to the Purchase Price under Sections 2.2 or 9.4.

Section 11.5    Escrow Claims.
(a)    At Closing, the Purchaser Parties, Seller and the Indemnity Escrow Agent shall execute the Indemnity Escrow Agreement and Purchaser Parent shall deliver a number of shares of Purchaser Parent Common Stock equal to the Indemnity Escrow Amount divided by the Average Share Price (such shares of Purchaser Parent Common Stock, together with any dividends, distributions, earnings or other amounts accrued thereon, the “Escrowed Shares”) to the Indemnity Escrow Agent to be held in an escrow account (“Indemnity Escrow Account”) and disbursed as provided in this Section 11.5 and the terms of the Indemnity Escrow Agreement.
(b)    Subject to the applicable limitations set forth in this Article 11, any amounts due by Seller to Purchaser pursuant to this Article 11 shall be first satisfied from the Escrowed Shares. To the extent that Purchaser is determined to be owed by Seller amounts in excess of the Indemnity Escrow Amount, Purchaser may seek payment for such amounts from Seller.
(c)    If Seller does not dispute any claim made by Purchaser against Seller, at Purchaser’s written election, Seller and Purchaser shall provide written instructions to the Indemnity Escrow Agent in accordance with the Indemnity Escrow Agreement to disburse to Purchaser a number of Escrowed Shares equal to the amount of the undisputed claim divided by the Average Share Price. If Seller does dispute any claim made by Purchaser, then upon the final non-appealable determination of the amount in question (or a settlement between the applicable parties), as applicable, with respect to such claim, at Purchaser’s written election, Seller and Purchaser shall provide written instructions to the Indemnity Escrow Agent to disburse to Purchaser a number of Escrowed Shares equal to the amount determined by such final, non-appealable determination or settlement to be due pursuant to the terms of the Indemnity Escrow Agreement divided by the Average Share Price.
(d)    On the date that is two (2) Business Days after the first anniversary of the Closing Date, Purchaser and Seller shall instruct the Indemnity Escrow Agent to release to Seller the then-remaining Escrowed Shares, save and except a number of Escrowed Shares equal to one hundred fifteen percent (115%) of the aggregate amount of all unsatisfied claims for indemnification that Purchaser has validly made against Seller on or before such date pursuant to this Article 11 and which are subject to satisfaction (in whole or in part) from the Escrowed Shares, divided by the Average Share Price.
(e)    The Parties agree to provide joint written instructions to the Indemnity Escrow Agent to distribute the Escrowed Shares as and when provided in this Agreement.
Section 11.6    Recording. As soon as practicable after Closing, Purchaser shall record, at Purchaser’s expense, the Conveyances in the appropriate counties as well as the appropriate governmental agencies and provide Seller with copies of all recorded or approved instruments.

Section 11.7    Waiver of Trade Practices Acts.
(a)    IT IS THE INTENTION OF THE PARTIES THAT THE RIGHTS AND REMEDIES OF THE PURCHASER PARTIES WITH RESPECT TO THIS TRANSACTION AND WITH RESPECT TO ALL ACTS OR PRACTICES OF SELLER, PAST, PRESENT OR FUTURE, IN CONNECTION WITH THIS TRANSACTION SHALL BE GOVERNED BY LEGAL PRINCIPLES OTHER THAN THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SUBCHAPTER E OF CHAPTER 17, SECTIONS 17.41 ET SEQ., OF THE TEXAS BUSINESS AND COMMERCE CODE, AS AMENDED (THE “DTPA”). AS SUCH, THE PURCHASER PARTIES HEREBY WAIVE THE APPLICABILITY OF THE DTPA TO THIS TRANSACTION AND ANY AND ALL DUTIES, RIGHTS OR REMEDIES THAT MIGHT BE IMPOSED BY THE DTPA, WHETHER SUCH DUTIES, RIGHTS AND REMEDIES ARE APPLIED DIRECTLY BY THE DTPA ITSELF OR INDIRECTLY IN CONNECTION WITH OTHER STATUTES. THE PURCHASER PARTIES ACKNOWLEDGE, REPRESENT AND WARRANT THAT THE PURCHASER PARTIES ARE PURCHASING THE GOODS AND/OR SERVICES COVERED BY THIS AGREEMENT FOR COMMERCIAL OR BUSINESS USE AND NOT FOR PERSONAL, FAMILY, AND HOUSEHOLD PURPOSES; THAT PURCHASER PARENT HAS ASSETS OF TWENTY-FIVE MILLION AND NO/100 DOLLARS ($25,000,000.00) OR MORE ACCORDING TO ITS MOST RECENT FINANCIAL STATEMENT PREPARED IN ACCORDANCE WITH GAAP; THAT PURCHASER PARENT HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF A TRANSACTION SUCH AS THIS; AND THAT THE PURCHASER PARTIES ARE NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH SELLER.
(b)    THE PURCHASER PARTIES EXPRESSLY RECOGNIZE THAT THE PRICE FOR WHICH SELLER HAS AGREED TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT HAS BEEN PREDICATED UPON THE INAPPLICABILITY OF THE DTPA AND THIS WAIVER OF THE DTPA. THE PURCHASER PARTIES FURTHER RECOGNIZE THAT SELLER, IN DETERMINING TO PROCEED WITH THE ENTERING INTO OF THIS AGREEMENT, HAS EXPRESSLY RELIED ON THIS WAIVER AND THE INAPPLICABILITY OF THE DTPA.
ARTICLE 12
MISCELLANEOUS
Section 12.1    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by facsimile or electronic transmittal (PDF) is as effective as executing and delivering this Agreement in the presence of other Parties to this Agreement.

Section 12.2    Notice. All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by facsimile, by email or by registered or certified mail, postage prepaid, as follows:

If to Seller:
Forge Energy, LLC
10999 IH-10 West, Suite 900
San Antonio, Texas 78230
Attention: Rodney C. Mendoza
Email: rmendoza@forgenergy.com
with a copy to (which shall not constitute notice):
DLA Piper LLP (US)
1000 Louisiana St., Suite 2800
Houston, Texas 77002
Attention: Steven Torello
Email: steven.torello@dlapiper.com

If to the Purchaser Parties:
Oasis Petroleum Permian LLC
1001 Fannin St., Suite 1500
Houston, TX 77002
Attention: Niko Lorentzatos
Email: nlorentzatos@oasispetroleum.com
with a copy to (which shall not constitute notice):
Vinson & Elkins LLP
1001 Fannin St., Suite 2500
Houston, Texas 77002
Attention: John B. Connally IV
Email: jconnally@velaw.com

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given (a) when physically delivered in person to the Party to which such notice is addressed, (b) if transmitted by facsimile transmission or email transmission to the Party to which such notice is addressed, upon the sender’s receipt of an acknowledgment from the intended recipient (such as the “return receipt requested” function, as available, return email or other written acknowledgement), or (c) if sent by registered or certified mail, postage prepaid, at the time of actual receipt by the Party to which such notice is addressed.
Section 12.3    Transfer Taxes. The transactions described in this Agreement involve the transfer of real estate with tangible personal property, if any, being transferred incidental to such real estate; accordingly, the Parties do not anticipate that any sales, use, excise, real property transfer, goods and services, registration, capital, documentary, stamp, transfer or similar Taxes will be incurred or imposed upon, or with respect to, the purchase and sale of the Assets pursuant to this Agreement (collectively, “Transfer Taxes”). To the extent that any Transfer Taxes are imposed, 50% of such Transfer Taxes will be borne and paid by Purchaser and 50% of such Transfer Taxes will be borne and paid by Seller. The Parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
Section 12.4    Expenses. Except as provided in Section 12.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by the Purchaser Parties shall be borne solely and entirely by the Purchaser Parties.
Section 12.5    Change of Name. Unless otherwise authorized by Seller in writing, as promptly as practicable, but in any case, within thirty (30) days after the Closing Date, the Purchaser Parties shall eliminate the name “Forge Energy, LLC” and “Forge” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.
Section 12.6    Replacement of Asset Bonds. The Parties understand that none of the Asset Bonds are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, the corresponding Asset Bonds as necessary to permit the cancellation or proportionate adjustment thereof, as applicable, and to consummate the transactions contemplated by this Agreement. Purchaser may also provide evidence that such new Asset Bonds are not necessary as a result of existing Asset Bonds that Purchaser has previously posted as long as such existing Asset Bonds are adequate to secure the release of or proportionately adjust, as applicable, those posted by Seller and to consummate the transactions contemplated by this Agreement.
Section 12.7    Governing Law and Venue. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of Law that would direct the application of the Law of another jurisdiction. The venue for any action brought under this Agreement shall be Harris County, Texas.
Section 12.8    Jurisdiction; Waiver of Jury Trial. EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE UNITED STATES FEDERAL COURTS LOCATED WITHIN HARRIS COUNTY, TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES FEDERAL COURTS, TO PERSONAL JURISDICTION IN ANY ACTION, BROUGHT IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS) WITH RESPECT TO ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT, AND EACH OF THE PARTIES AGREES THAT ANY ACTION INSTITUTED BY IT AGAINST THE OTHER WITH RESPECT TO ANY SUCH DISPUTE, CONTROVERSY OR CLAIM (EXCEPT TO THE EXTENT A DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THE DETERMINATION OF A TITLE DEFECT, TITLE BENEFIT OR ENVIRONMENTAL DEFECT PURSUANT TO

SECTION 3.4(H) OR SECTION 4.4(B), OR THE DETERMINATION OF PURCHASE PRICE ADJUSTMENTS PURSUANT TO SECTION 9.4(B) IS REFERRED TO AN EXPERT PURSUANT TO THOSE SECTIONS) WILL BE INSTITUTED EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, HOUSTON DIVISION (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, HOUSTON DIVISION, THEN EXCLUSIVELY IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. IN ADDITION, EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION IN THE RESPECTIVE JURISDICTIONS REFERENCED IN THIS SECTION.
Section 12.9    Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
Section 12.10    Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver under this Agreement, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by either of the Parties of a breach of or a default under any of the provisions of this Agreement, or to exercise any right or privilege under this Agreement, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges under this Agreement.
Section 12.11    Assignment. Except as otherwise provided in Section 7.8(e), no Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void and of no effect; provided, that Purchaser may assign its rights hereunder to receive conveyance of any or all of the Assets (and its rights hereunder that are associated with the Assets so assigned) to one or more Affiliates of Purchaser in connection with Closing without Seller’s consent; provided further, that in the event of such an assignment, Purchaser shall not be relieved of any of its obligations under this Agreement and such assignee shall assume joint and several liability for all obligations of Purchaser under this Agreement. This Agreement shall inure to the benefit of, and be binding on and enforceable by and against, the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, nothing in this Agreement shall prohibit a Party from selling or disposing of an interest in the Assets after the Closing to another Person; provided that such sale or disposition shall not relieve the selling or disposing Party of any condition, covenant or obligation under this Agreement or other Transaction Document. Purchaser acknowledges that if an obligation runs with the land it may burden the Assets but there shall be no requirement for Purchaser to have any transferee assume any such obligations.

Section 12.12    Entire Agreement. This Agreement and the other Transaction Documents to be executed hereunder and the Exhibits and Schedules attached hereto, together with the Confidentiality Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties pertaining to the subject matter hereof. In the event of a conflict between the Confidentiality Agreement and this Agreement, the terms and provisions of this Agreement shall prevail.
Section 12.13    No Third Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than the Purchaser Parties and Seller to any claims, cause of action, remedy or right of any kind, except the rights expressly provided to the Purchaser Indemnitees and the Seller Indemnitees.
Section 12.14    Public Announcements. The Parties acknowledge and agree that no press release or other public announcement, or public statement or comment in response to any inquiry, or other disclosure that is reasonably expected to result in a press release or public announcement, relating to the subject matter of this Agreement shall be issued or made by Seller or the Purchaser Parties, or their respective Affiliates, without the joint written approval of Seller and the Purchaser Parties, which approval may not be unreasonably withheld, conditioned or delayed; provided that, a press release or other public announcement, or public statement or comment in response to any inquiry, made without such approval shall not be in violation of this Section if it is made in order for the disclosing Party or any of its Affiliates to comply with applicable Laws or stock exchange rules or regulations and provided (a) it is limited to those disclosures that are required to so comply and (b) the disclosing Party provides the other Party with prior written notice of the disclosure and a reasonable opportunity to provide comments thereon. Notwithstanding the foregoing, this Section 12.14 shall not restrict any Party from recording the Conveyances delivered at Closing, making disclosures that are required pursuant to Contracts, Leases or Surface Rights, or from complying with any disclosure requirements of Governmental Bodies that are applicable to or triggered by the transfer of the Assets or of the operation thereof. Notwithstanding the Confidentiality Agreement and anything in this Agreement to the contrary, the Purchaser Parties shall be permitted to make such press releases, filings, presentations, disclosures or announcements with respect to the subject matter of this Agreement as they deem reasonably necessary in connection with the execution of this Agreement, the consummation of the transactions contemplated hereby and the financing of such transactions (including disclosures made in any roadshow or investor presentation materials prepared in connection with such financing); provided that the Purchaser Parties shall provide Seller with a copy of any such press release, filing, presentation, disclosure or announcement prior to its release and accept reasonable comments provided by Seller in a timely manner.
Section 12.15    Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be effected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

Section 12.16    References. In this Agreement:
(a)    the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;
(b)    references to any agreement or contract are to that agreement or contract as amended, modified, or supplemented from time to time, except where the context otherwise requires;
(c)    references to any Person includes his successors and permitted assigns;
(d)    references to any Law are to that Law as amended from time to time (unless the context requires otherwise), and to the regulations, if any, promulgated thereunder,
(e)    references to any gender include a reference to all other genders;
(f)    references to the singular include the plural, and vice versa;
(g)    reference to any Article or Section means an Article or Section of this Agreement;
(h)    reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;
(i)    references to $ or Dollars means United States Dollars;
(j)    unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and
(k)    “include” and “including” shall mean include or including without limiting the generality of the description preceding such term.
Section 12.17    Construction. Each of Seller, Purchaser and Purchaser Parent has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions.
Section 12.18    Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NONE OF PURCHASER, PURCHASER PARENT, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES OR INDEMNITEES SHALL BE ENTITLED TO EITHER PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH OF PURCHASER, PURCHASER PARENT AND SELLER, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES AND INDEMNITEES, HEREBY EXPRESSLY

WAIVES ANY RIGHT TO PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT AN INDEMNIFIED PARTY IS REQUIRED TO PAY PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) TO A THIRD PARTY THAT IS NOT AN INDEMNIFIED PARTY.
Section 12.19    No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document, each Purchaser Party, on behalf of its Affiliates and its and their representatives, covenants, agrees and acknowledges that no Person other than Seller (and its successors or assignees, as applicable) has any obligation hereunder and that, no Purchaser Party, its Affiliates or its or their representatives has any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any of Seller’s former, current or future equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including Seller, a “Non-Recourse Party”), through Seller or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of any Purchaser Party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise. Notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document, Seller, on behalf of its Affiliates and its and their representatives, covenants, agrees and acknowledges that no Person other than each Purchaser Party (and its successors or assignees, as applicable) and its subsidiaries has any obligation hereunder and that, neither Seller, its Affiliates or its or their representatives have any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any former, current or future equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents of any Purchaser Party, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including Purchaser, a “Purchaser Non-Recourse Party”), through any Purchaser Party or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Seller against any Purchaser Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise.
ARTICLE 13
DEFINITIONS
“1060 Allocation” has the meaning set forth in Section 2.3(b).

“Adjusted Cash Consideration” shall mean the Cash Consideration as adjusted pursuant to the terms of this Agreement.
“Adjusted Purchase Price” has the meaning set forth in Section 2.1.
“Affiliate ORRI” has the meaning set forth in Section 1.3(p).
“Affiliates” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person; provided, however, that with respect to Seller, EnCap Investments L.P., Pine Brook Road Partners, LLC, and their respective Affiliates (excluding Forge Energy Holdings, LLC, Forge Interests GP, LLC, Seller and Affiliates controlled by Seller, Forge Energy Holdings, LLC and/or Forge Interests GP, LLC) and portfolio companies (excluding Forge Energy Holdings, LLC, Forge Interests GP, LLC, Seller and Affiliates controlled by Seller, Forge Energy Holdings, LLC and/or Forge Interests GP, LLC) shall not be deemed to be Affiliates of Seller for purposes of this Agreement.
“Agreed Interest Rate” shall mean simple interest computed at the rate of the prime interest rate as published in the Wall Street Journal.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Allocated Value” has the meaning set forth in Section 2.3(a).
“Assessment” has the meaning set forth in Section 4.1.
“Assets” has the meaning set forth in Section 1.2.
“Asset Bonds” means all bonds, letters of credit, guarantees or similar instruments or obligations, if any, posted or promised by Seller with Governmental Bodies, or to the extent securing Assumed Seller Obligations, posted or promised by Seller with other Third Parties , in each case relating to the ownership or operation of the Assets, including lease bonds, operator bonds and plugging and abandonment bonds.
“Assumed Seller Obligations” has the meaning set forth in Section 11.2(a).
“Average Share Price” means, in each case, the volume weighted average price per share of the Purchaser Parent Common Stock on the New York Stock Exchange for the twenty (20) consecutive trading days immediately prior to the date of the determination of the number of Escrowed Shares to be deposited into the Indemnity Escrow Account, the applicable distribution of Escrowed Shares from the Indemnity Escrow Account or the determination of the number of Escrowed Shares to remain in the Indemnity Escrow Account with respect to pending claims, as applicable.
“Business Day” means any day except Saturday or Sunday or any other day on which commercial banks located in Houston, Texas are authorized or required by Law to be closed for business.
“Business Employee” has the meaning set forth in Section 5.19.

“Cash Consideration” has the meaning set forth in Section 2.1.
“Casualty Assets” has the meaning set forth in Section 3.6.
“Charter Documents” means, with respect to any Person, the certificate of incorporation, articles of incorporation or association, or certificate of formation and by-laws, the limited liability company agreement, or limited partnership agreement or other agreement or agreements that establish the legal personality of such Person, in each case as amended to date.
“Claim Notice” has the meaning set forth in Section 11.3(b).
“Closing” has the meaning set forth in Section 9.1(a).
“Closing Acreage Deadline” has the meaning set forth in Section 2.5(a).
“Closing Date” has the meaning set forth in Section 9.1(b).
“Closing Payment” has the meaning set forth in Section 9.4(a).
“Code” has the meaning set forth in Section 2.3(b).
“Confidentiality Agreement” means the Confidentiality Agreement between Purchaser and Seller dated April 13, 2017.
“Consent Requirement” has the meaning set forth in Section 3.5(a).
“Contract Acreage” means any oil, gas and/or Hydrocarbon lease that is described on Schedule 2.2(l) and covers the lands and at a minimum, the depths, set forth on Schedule 2.2(l) for such lease.
“Contract Acreage Deadline” has the meaning set forth in Section 2.2(l).
“Contract Acreage Notice” has the meaning set forth in Section 2.5(a).
“Contracts” has the meaning set forth in Section 1.2(d).
“Controlled Group Liabilities” means any and all liabilities of Seller or any of its ERISA Affiliates (i) under Title IV of ERISA, (ii) under Sections 206(g), 302 or 303 of ERISA, (iii) under Sections 412, 430, 431, 436 or 4971 of the Code, (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of any foreign Laws.
“Conveyance” has the meaning set forth in Section 3.1(b).
“COPAS” has the meaning set forth in Section 1.4(b).
“Cure Period” has the meaning set forth in Section 3.4(c).
“Damages” has the meaning set forth in Section 11.2(e).

“Defect Escrow Agent” means Citibank, N.A.
“Defect Escrow Agreement” means that certain Defect Escrow Agreement, in the form of Exhibit I, dated the date hereof, among Seller, Purchaser and the Defect Escrow Agent, as such may be amended, modified or replaced from time to time.
“Defect Escrow Amount” has the meaning set forth in Section 3.4(c).
“Defensible Title” has the meaning set forth in Section 3.2(a).
“Deposit” has the meaning set forth in Section 2.4.
“Deposit Escrow Agent” means Citibank, N.A.
“Deposit Escrow Agreement” means that certain Deposit Escrow Agreement, in the form of Exhibit H, dated the date hereof, among Seller, Purchaser and the Deposit Escrow Agent, as such may be amended, modified or replaced from time to time.
“DTPA” has the meaning set forth in Section 11.7(a).
“Effective Time” has the meaning set forth in Section 1.4.
“Environmental Arbitrator” has the meaning set forth in Section 4.4(b).
“Environmental Claim Date” has the meaning set forth in Section 4.3.
“Environmental Consultant” has the meaning set forth in Section 4.1.
“Environmental Defect” has the meaning set forth in Section 4.3.
“Environmental Defect Amount” has the meaning set forth in Section 4.3.
“Environmental Defect Deductible” has the meaning set forth in Section 4.4(c).
“Environmental Defect Notice” has the meaning set forth in Section 4.3.
“Environmental Laws” means, as the same have been amended as of the Effective Time, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. ; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq. ; the Clean Air Act, 42 U.S.C. § 7401 et seq. the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all other Laws of any Governmental Body having jurisdiction over the Assets or operations thereat in question addressing pollution or protection of human health, workplace safety (to the extent relating to exposure to Hazardous Materials) and the environment (including natural resources and with respect to Hazardous Materials), and all regulations or other Laws implementing the foregoing. The phrase does not include good or desirable operating practices or standards that may be employed or adopted by other oil or gas well operators or recommended but not required by a Governmental Body except to the extent explicitly incorporated by Environmental Laws.
“Environmental Permits” mean any permit, license, registration, consent, certification, exemption, variance, filing, approval or other authorization required under any Environmental Law or issued by any Governmental Body.
“Equipment” has the meaning set forth in Section 1.2(f).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Person, any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes such Person, or that is a member of the same “controlled group” as such Person pursuant to Section 4001(a)(14) of ERISA.
“Escrowed Shares” has the meaning set forth in Section 11.5(a).
“Exchange” has the meaning set forth in Section 7.8(e).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Excluded Assets” has the meaning set forth in Section 1.3.
“Excluded Records” means:
(a)all corporate, partnership, limited liability company, financial and legal records, and income, margin, franchise and similar tax records of Seller, in each case that relates to Seller’s business generally (whether or not relating to the Assets);
(b)    all books, data, correspondence, records and files that relate to the Excluded Assets;
(c)    copies of any other records retained by Seller pursuant to Section 1.5;
(d)    any books, records, Governmental Authorizations, documents, correspondence, data, software, logs, files, maps and accounting records to the extent disclosure or transfer, or a change of ownership, in connection with a sale of the Assets is restricted by Third Party agreement or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 3.5, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(e)    all legal files, records and correspondence of Seller, all records and correspondence protected by or subject to attorney-client privilege, all engagements and similar letters and agreements with Seller’s legal advisors, and all work product of Seller’s legal counsel, but excluding in each case the Leases, Contracts, Surface Rights and title opinions (and any work product related thereto), it being agreed that Purchaser shall have no right to claim, own or waive any attorney-client or similar privilege in favor of Seller or any of its Affiliates with respect to the ownership or operation of the Assets;
(f)    (i) records and correspondence relating to the presentation, offer, negotiation or consummation of the sale of the Assets or any interest in the Properties, or to the preparation or negotiation of this Agreement (or any similar transaction agreement) or any Exhibit, Schedule or document to be delivered pursuant hereto, including marketing materials, research, pricing or valuation information, bidding materials and bids, and correspondence and transaction documents exchanged with Third Parties, and (ii) all agreements and engagements of Seller or any Affiliate with investment advisors, underwriters, brokers or consultants in connection with the foregoing; and
(g)    Seller’s reserve studies, estimates and evaluations, estimates and valuations of assets or unliquidated liabilities, pilot studies, engineering, production, financial or economic studies, reports or forecasts, and any and all similar forward-looking economic, evaluative, or financial information relating to the Assets, and all licensed or proprietary geological, geophysical or seismic data.
“Execution Date” has the meaning set forth in the preamble.
“Final Settlement Date” has the meaning set forth in Section 3.5(a).
“Final Settlement Statement” has the meaning set forth in Section 9.4(b).
“GAAP” means the United States generally accepted accounting principles, as consistently applied by Seller in accordance with its past practices.
“Governmental Authorizations” has the meaning set forth in Section 5.14.
“Governmental Body” means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.
“Hazardous Materials” means any toxic or hazardous material or substances; solid wastes, including asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials; radioactive materials, including naturally occurring radioactive material; and any other chemical, pollutant, constituent, contaminant, material substance, or waste, including a petroleum or petroleum-derived substance or waste and oil and gas exploration and production waste, that is regulated by, or would form the basis of any liability under, any Environmental Laws, including Hydrocarbons and any substance that would require investigation, remediation, clean-up, or other action if spilled or released.

“Hedge” means any future hedge, derivative, swap, collar, put, call, cap, option, or substantially similar contract that is intended to benefit from, relate to, or reduce or eliminate the risk of, fluctuations in interest rates, basis risk, or the price of commodities, including Hydrocarbons or securities, to which Seller, its Affiliates, or the Assets are bound.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, including scrubber liquid inventory and ethane, propane, isobutene, nor-butane and gasoline inventories (excluding tank bottoms), and sulphur and other minerals extracted from or produced from the foregoing hydrocarbons.
“Imbalance” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Assets, regardless of whether such imbalance arises at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location.
“Income Taxes” means any income, capital gains, franchise and similar Taxes.
“Indemnified Party” has the meaning set forth in Section 11.3(a).
“Indemnifying Party” has the meaning set forth in Section 11.3(a).
“Indemnitee” means a Purchaser Indemnitee or Seller Indemnitee, as applicable.
“Indemnity Deductible” has the meaning set forth in Section 11.4(c)(ii).
“Indemnity Escrow Agent” means Citibank, N.A.
“Indemnity Escrow Agreement” means that certain Indemnity Escrow Agreement, to be dated as of the Closing Date, in the form of Exhibit J, to be executed on the Closing Date by Seller, Purchaser and the Indemnity Escrow Agent.
“Indemnity Escrow Amount” means an amount equal to five percent (5%) of the Purchase Price, as determined using the Average Share Price.
“Independent Expert” has the meaning set forth in Section 9.4(b).
“Individual Defect Threshold” has the meaning set forth in Section 3.4(i).
“Individual Environmental Threshold” has the meaning set forth in Section 4.3(a).
“Invasive Activities” has the meaning set forth in Section 4.1.
“Known Preferential Rights and Consents” has the meaning set forth in Section 3.5.
“Lands” has the meaning set forth in Section 1.2(a).

“Laws” means any and all applicable laws, statutes, rules, regulations, ordinances, orders, codes, decrees, writs, injunctions, judgments, or principles of common law that are promulgated, issued, or enacted by a Governmental Body.
“Leases” has the meaning set forth in Section 1.2(a).
“Lowest Cost Response” means the response required or allowed under Environmental Laws that cures, remediates, removes or remedies the applicable present condition alleged pursuant to an Environmental Defect Notice at the lowest cost (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a result of such response) sufficient to comply with Environmental Laws and bring the affected Assets into compliance with applicable Environmental Laws and allows for the continued operation of the affected Asset in compliance with Environmental Law, as compared to any other response that is required or allowed under applicable Environmental Laws.
“Make-Whole Adjustment” means an appropriate adjustment to the Stock Consideration (as the case may be) to reflect fully and equitably the effect of any share split, reverse share split, share consolidation, share subdivision, share bonus issue, share dividend (including any dividend or similar distribution of securities convertible into Purchaser Parent Common Stock, reorganization, recapitalization, reclassification or other similar event described in Section 7.14(d), Section 7.14(e), and Section 7.14(f), respectively, that occurs between the Execution Date and the Closing with respect to the Purchaser Parent Common Stock, to the extent required in order to provide the Seller with the same economic effect and value as contemplated by this Agreement prior to any such event; provided, however, that nothing set forth in this definition of Make-Whole Adjustment shall be construed to permit Purchaser Parent or its subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.
“Material Adverse Effect” means any (x) material adverse effect on the transactions contemplated by this Agreement or (y) adverse effect on the ownership, operation or value of the Assets, as currently operated, which is material to the ownership, operation or value of the Assets, taken as a whole; provided, however, that the following shall not be deemed to constitute, create, or cause a Material Adverse Effect: any changes, circumstances or effects that (a) affect generally the oil and gas industry, such as fluctuations in the price of commodities, industry inputs, or Hydrocarbons, (b) result from international, national, regional, state, or local economic conditions, (c) result from general developments or conditions in the oil and gas industry, (d) result from changes in Laws (including regulatory or enforcement policy) generally applicable to the oil and gas industry, (e) result from any of the transactions contemplated by this Agreement and any public announcement thereof, (f) result from Acts of God or natural disasters, (g) result from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including terrorist attacks, or (h) result from a condition that is cured or eliminated on or before Closing.
“Net Mineral Acres” has the meaning set forth in Section 3.2(d).
“Net Revenue Interest” has the meaning set forth in Section 3.2(a)(i).

“Non-Operated Assets” shall mean all Assets other than the Seller-Operated Assets.
“NORM” means naturally occurring radioactive material.
“Party” or “Parties” has the meaning set forth in the first paragraph of this Agreement.
“Permitted Encumbrances” has the meaning set forth in Section 3.3.
“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
“Post-Closing Contract Acreage” has the meaning set forth in Section 2.5(c).
“Proceeding” means any audit, suit, legal action, or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or formal investigation.
“Properties” and “Property” have the meanings set forth in Section 1.2(c).
“Property Costs” has the meaning set forth in Section 1.4(c).
“Property Taxes” has the meaning set forth in Section 7.8(a).
“Purchase Price” has the meaning set forth in Section 2.1.
“Purchaser” has the meaning set forth in the first paragraph of this Agreement.
“Purchaser Indemnitees” means each Purchaser Party, its Affiliates, and the officers, directors, managers, members, (excluding public stockholders), general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and permitted assigns of each Purchaser Party or its Affiliates.
“Purchaser Non-Recourse Party” has the meaning set forth in Section 12.19.
“Purchaser Parent” has the meaning set forth in the first paragraph of this Agreement.
“Purchaser Parent Common Stock” means the common stock, par value $0.01 per share, of Purchaser Parent.
“Purchaser Parent Financial Statements” has the meaning set forth in Section 6.13.
“Purchaser Parent Material Adverse Effect” means a change, event, occurrence, effect, circumstance, development or condition that, individually or in the aggregate, has or is reasonably expected to result in a material adverse effect on (a) the financial condition, business properties, stockholders’s equity or results of operations or prospects of Purchaser Parent and its subsidiaries, taken as a whole or (b) on the ability of Purchaser Parent to consummate the transactions contemplated by this Agreement or perform its obligations hereunder; provided, however, that the following shall not be deemed to constitute, create, or cause a Purchaser Parent Material Adverse

Effect: any changes, events, occurrences, effects, circumstances, developments or conditions that (a) affect generally the oil and gas industry, such as fluctuations in the price of commodities, industry inputs, or Hydrocarbons, (b) result from international, national, regional, state, or local economic conditions, (c) result from general developments or conditions in the oil and gas industry, (d) result from changes in Laws (including regulatory or enforcement policy) generally applicable to the oil and gas industry, (e) result from Acts of God or natural disasters, (f) result from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including terrorist attacks, or (g) result from a condition that is cured or eliminated on or before Closing; provided further that the changes, circumstances or effects described in clauses (a) – (d) and (g) do not have a disproportionate effect on Purchaser Parent.
“Purchaser Parent Share Restriction Period” has the meaning set forth in Section 7.16.
“Purchaser Party” has the meaning set forth in the first paragraph of this Agreement.
“Records” has the meaning set forth in Section 1.2(j).
“Registration Rights Agreement” means the Registration Rights Agreement to be entered into by the parties thereto at the Closing, substantially in the form attached hereto as Exhibit G.
“Release” means spilling, emptying, pouring, emitting, leaking, seeping, discharging, contaminating, migrating, leaching, abandoning, placing, discarding, disposing, injecting or dumping of Hazardous Substances into the environment.
“Restricted Area” has the meaning set forth in Section 7.11(a).
“Retained Employee-Related Liabilities” means all costs, obligations, liabilities and expenses that are attributable to, associated with or related to, or that arise at any time (whether before, on or following the Closing Date) out of or in connection with (a) any Seller Benefit Plan or any other employee benefit or compensation plan, program or arrangement sponsored, maintained or contributed to by Seller or any of its ERISA Affiliates or to which Seller or any of its ERISA Affiliates was obligated to contribute at any time on or prior to the Closing, including all Controlled Group Liabilities; and (b) the employment or engagement of any individual currently or formerly employed or engaged by Seller or any of its Affiliates (including the Business Employees), including all costs, obligations, liabilities and expenses arising at any time with respect to any act or omission or other practice of Seller or any of its Affiliates arising from or relating to an employment or independent contractor relationship with any such individual or the termination thereof.
“Retained Seller Obligations” means: (A) claims, investigations, Proceedings or litigation, whenever asserted, to the extent directly arising out of or resulting from actual or claimed personal injury or death (including private torts or non-contractual common law causes of action related thereto) occurring prior to Closing, (B) obligations to pay Property Costs for which Seller is responsible pursuant to Section 1.4, (C) (i) obligations of Seller as operator of the Seller Operated Assets to pay working interests, royalties, and overriding royalties including amounts held in suspense (other than the Suspended Proceeds) with respect to the Properties attributable to the period prior to the Effective Time (and obligations attributable to the Non-Operated Assets to the extent that Seller has received the economic benefit of such payments) and (ii) mispayments of any such obligations or amounts with respect to such Properties attributable to the period prior to the Closing Date, (D) any claims regarding the method, manner or practice of calculating or making royalty payments (or payments for overriding royalties or similar burdens on production) with respect to the Properties operated by Seller attributable to the period prior to the Effective Time, (E) offsite disposal of Hazardous Substances generated on the Assets or used on the Assets, in each case, operated by Seller and occurring prior to the Effective Time and (F) Retained Employee-Related Liabilities.
“Scheduled Closing Date” has the meaning set forth in Section 9.1(a).
“SEC” means the United States Securities and Exchange Commission.
“SEC Reports” has the meaning set forth in Section 6.13.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller” has the meaning set forth in the first paragraph of this Agreement.
“Seller Benefit Plan” means (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA; and (b) each personnel policy, equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, retention agreement, change of control agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in clause (a) above, in each case, sponsored, maintained or contributed to by Seller or any of its Affiliates or with respect to which Seller or any of its Affiliates has, or could reasonably be expected to have, any direct or indirect liability.
“Seller Indemnitees” shall mean Seller, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and permitted assigns of Seller or its Affiliates.
“Seller Indemnity Obligations” has the meaning set forth in Section 11.2(c).
“Seller-Operated Assets” shall mean Assets operated by Seller or its Affiliates.
“Seller Taxes” means (a) all Income Taxes imposed by any applicable laws on Seller, any of its direct or indirect owners or Affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member, (b) Property Taxes allocable to Seller pursuant to Section 7.8(a) (taking into account, and without duplication of, such Property Taxes effectively borne by Seller as a result of the adjustments to the Purchase Price made pursuant to Sections 2.2 or 9.4, as applicable), (c) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets or that are attributable to any asset or business of Seller that is not part of the

Assets, and (d) any and all Taxes (other than the Taxes described in clauses (a), (b) or (c) of this definition) imposed on or with respect to the ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom for any Tax period (or portion thereof) ending before the Effective Time.
“Senior Management Employees” means Barry J. Winstead, Danny T. Boone, A. Arnold Nall and Dan Weisel.
“Share Price” means $10.06.
“Special Warranty” has the meaning set forth in Section 7.9.
“Stock Consideration” has the meaning set forth in Section 2.1.
“Subject Property” has the meaning set forth in Section 3.2(a).
“Surface Rights” has the meaning set forth in Section 1.2(e).
“Suspended Proceeds” has the meaning set forth in Section 7.10.
“Target Formation” means those depths lying between the stratigraphic equivalent of the top of the Avalon formation being the measured depth of 8,590 feet shown on the type log for the Chesapeake Energy University 20-46 #1 (API #42-475-35252), a copy of which is attached hereto as Exhibit K, and the stratigraphic equivalent of the top of the Wolfcamp D formation as seen at the measured depth of 12,752 feet as shown on the type log for the Chesapeake Energy University 20-46 #1 (API #42-475-35252).
“Tax Returns” has the meaning set forth in Section 5.8(a).
“Taxes” means (a) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties and (b) any liability in respect of any item described in clause (a) above, that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of being a member of a consolidated, combined or unitary group).
“Termination Date” has the meaning set forth in Section 10.1.
“Third Party” means any Person other than a Party or an Affiliate of a Party.
“Third Party Claim” has the meaning set forth in Section 11.3(b).
“Title Arbitrator” has the meaning set forth in Section 3.4(h).
“Title Benefit” has the meaning set forth in Section 3.2(b).

“Title Benefit Amount” has the meaning set forth in Section 3.4(g).
“Title Benefit Notice” has the meaning set forth in Section 3.4(b).
“Title Benefit Property” has the meaning set forth in Section 3.4(b).
“Title Claim Date” has the meaning set forth in Section 3.4(a).
“Title Defect” has the meaning set forth in Section 3.2(c).
“Title Defect Amount” has the meaning set forth in Section 3.4(f).
“Title Defect Deductible” has the meaning set forth in Section 3.4(i).
“Title Defect Notice” has the meaning set forth in Section 3.4(a).
“Title Defect Property” has the meaning set forth in Section 3.4(a).
“Transaction Documents” means this Agreement, the Conveyance, the TSA, the Registration Rights Agreement and each other document or instrument to be executed pursuant to or in connection with this Agreement.
“Transfer Taxes” has the meaning set forth in Section 12.3.
“TSA” means that certain Transition Services Agreement attached as Exhibit E hereto.
“Units” has the meaning set forth in Section 1.2(c).
“University Lands” means the Board for Lease for University Lands, as defined in Tex. Educ. Code § 66.61, and any of its authorized agents.
“University Lands Agreement” means a Continuous Development Agreement with the University Lands that pertains to the Leases subject to University Lands’ governance, in a form, if any, that is acceptable to Purchaser in its sole discretion.
“University Lands Consents” means the consents to assignment set forth on Exhibit D attached hereto.
“Wells” has the meaning set forth in Section 1.2(b).
“Working Interest” has the meaning set forth in Section 3.2(a)(ii).
[Remainder of Page Left Intentionally Blank; Signature Page Follows.]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the date first above written.
SELLER

FORGE ENERGY, LLC

By: /s/Barry Winstead
Name: Barry Winstead
Title: President & CEO

PURCHASER

OASIS PETROLEUM PERMIAN LLC

By: /s/Michael H. Lou
Name: Michael H. Lou
Title: Executive Vice President and Chief Financial Officer

PURCHASER PARENT

OASIS PETROLEUM INC.

By: /s/Michael H. Lou
Name: Michael H. Lou
Title: Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT